PROPOSAL OF THE BOARD OF DIRECTORS FOR THE ORDINARY GENERAL SHAREHOLDERS MEETING TO BE HELD ON MARCH 31, 2025

BRF S.A.
Publicly Held company
CNPJ 01.838.723/0001-27
NIRE 42.300.034.240

PROPOSAL OF THE BOARD OF DIRECTORS FOR THE ORDINARY GENERAL SHAREHOLDERS MEETING TO BE HELD ON MARCH 31, 2025

Dear Shareholders,

In compliance with the provisions of Resolution No. 81/2022 of the Brazilian Securities and Exchange Commission ("CVM"), we hereby present the proposal of the management ("Proposal") of **BRF S.A.** ("Company" or "BRF"), containing the information and documents related to the matters to be deliberated at the Company's Ordinary Shareholders' Meeting, to be held on March 31, 2025, at 12:00 p.m. ("OGM"), exclusively digitally, through the Zoom platform ("Zoom Platform"):

I. ORDINARY GENERAL MEETING

(i) *To take the Management's accounts, examine, discuss and vote on the Management Report, the Financial Statements and other documents related to the year ended December 31, 2024.*

Management's Proposal: To approve the management accounts and the Company's financial statements for the fiscal year ended December 31, 2024 ("Fiscal Year 2024"), accompanied by the management report, the explanatory notes, the independent auditors' report, the opinion of the Fiscal Council, the summary annual report of the Audit and Integrity Committee and the Management's comments on the Company's financial condition, as determined by Item 2 of the reference form and pursuant to **Exhibit I** to this Proposal, as required by Article 10 of CVM Resolution No. 81/2022.

(ii) *To resolve on the allocation of net income for the fiscal year of 2024;*

Management Proposal: The Company's Management submits to the shareholders the proposal for the allocation of the results in view of the calculation of net income in the fiscal year ended December 31, 2024, in the total amount of R$**3,213,273,542.81**, which, deducted the amount destined to the legal reserve, pursuant to article 193 of Law No. 6.404/1976, in the value of R$**160,663,577.14**, and the amount allocated to the tax incentive reserve, pursuant to article 195-A of Law No. 6.404/1976, in the amount of R$**639,740,964.50**, results in a total adjusted net income of R$**2,412,869,001.17** and R$**11,978,952.14** in actuarial gains.

As approved by the Board of Directors at a meeting held on February 26, 2025, of the total amount of R$**2,412,869,001.17**, calculated as adjusted net income for the fiscal year ended December 31, 2024, the amount equivalent to (i) R$1,145,999,411.28 corresponds to dividends distributed to shareholders in the form of interest on equity, as detailed in the following paragraph; (ii) R$**482,573,400.23** shall be allocated to the Capital Increase Reserve, as provided for in Article 36, item (iii), of the Bylaws; and (iii) R$**784,296,189.66** shall be allocated to the Expansion Reserve, as provided for in Article 36, item (iv), of the Bylaws.

In addition, the amount of R$11,978,952.14, linked to actuarial gains, was allocated to the Expansion Reserve. Thus, the total amount allocated to this reserve was R$**796,275,141.80**.

Management points out that, of the total gross amount of R$**1,145,999,411.28**, distributed to shareholders as interest on equity, which is in the net amount of R$**995,221,671.55**, (i) R$**821,605,432.76** corresponds to the net amount of interest on equity approved by the Board of Directors on November 13, 2024 and paid on December 5, 2024; and (ii) R$**173,616,238.79** corresponds to the net amount of interest on equity approved by the Board of Directors on December 4, 2024 and paid on December 30, 2024.

Considering that the amount of interest on equity already distributed to shareholders exceeds the amount of the mandatory dividend provided for in article 36, item (ii), of the Bylaws, equivalent to 25% of the adjusted net income for the year, a new distribution of dividends and/or interest on equity for the fiscal year 2024 will not be proposed to the OGM.

For a better understanding of the proposal for the allocation of results, **Exhibit II** to this Proposal contains the information required by Exhibit A to CVM Resolution No. 81/2022.

(iii) *To set the annual global compensation of the Company's management for the year 2025.*

Management Proposal: Pursuant to Article 17 of the Bylaws, to approve the annual global compensation for the 2025 fiscal year for the members of the Board of Directors and the Company's Executive Board in the amount of up to R$**131,056,939.17.** Such amount refers to the proposed limit for fixed compensation (salary or pro-labore, direct and indirect benefits) and benefits motivated by the termination of the position, as well as variable compensation (profit sharing) and amounts related to the share-based compensation provided for in the Stock Option Grant Plan and in the Company's Restricted Stock Grant Plan. As summarized below:

	Approved 2024	Held 2024	Proposal 2025
Board of Directors (in thousands of reais)			
Fees + Benefits	12.000	11.121	13.180
Share-based compensation	0	0	0
Total Board of Directors	**12.000**	**11.121**	***13.180***
Statutory Board of Directors (in thousands of reais)			
Fees + Benefits	48.497	34.025	58.947
Share-based compensation	23.545	20.261	30.341
Profit Sharing	40.058	50.564	28.589
Total Board of Directors	**112.100**	***104.849***	117.877
TOTAL Board of Directors and Board of Executive Officers	**124.100**	***115.970***	131.057

The amount proposed for the fiscal year 2025 considers the accumulated variation of the Extended National Consumer Price Index ("IPCA"), calculated and released monthly by the Brazilian Institute of Geography and Statistics ("IBGE") on the amount related to the global compensation of managers approved at the Ordinary and Extraordinary General Meeting held on March 28, 2024.

The proposal for the overall compensation of managers for the 2025 fiscal year does not consider the employer's social charges, as expressed by the CVM Board in the scope of CVM Administrative Proceeding No. 19957.007457/2018-10.

The information related to item 8 of the reference form is contained in **Exhibit III** to this Proposal, as required by article 13 of CVM Resolution No. 81/2022.

(iv) *To elect the members of the Fiscal Council and their respective alternates.*

Management Proposal: Considering that the Company's Fiscal Council shall cease to operate at the first Ordinary Shareholders' Meeting after its election, as provided for in Article 161, paragraph 5 of Law No. 6.404/1976, and that Article 30 of the Bylaws establishes that the Company shall have a Fiscal Council with permanent operation, the election is proposed, for a term of office until the Ordinary General Meeting to be held in the fiscal year of 2026, of the following full and alternate members of the Fiscal Council:

Effective Members	Alternates
Antonio Mathias Nogueira Moreira	Attilio Guaspari
Ricardo Florence dos Santos	Marco Antônio Peixoto Simões Velozo
Alexandre Eduardo De Melo	José Luiz de Souza Gurgel

Exhibit IV to this Proposal contains the information related to the candidates for members of the Company's Fiscal Council, pursuant to Items 7.3 to 7.6 of the reference form, as required by Article 11 of CVM Resolution No. 81/2022.

(v) *To set the compensation of the members of the Fiscal Council for the year 2025.*

Management Proposal: Pursuant to Article 16, item V, of the Company's Bylaws, to approve the compensation for the fiscal year 2025 for the effective members of the Company's Fiscal Council in an amount corresponding to 10% of the value of the average compensation attributed to the Company's Executive Officers (not including benefits, representation allowances and profit sharing), pursuant to article 162, paragraph 3, of Law No. 6.404/1976, considering the maximum amount of R$**943,060.83** as summarized below:

Fiscal Council (in thousands of reais)	**Approved 2024**	**Held 2024**	**Proposal 2025**
Fees	900	691	943
Total Fiscal Council	**900**	**691**	**943**

The information related to Item 8 of the reference form, as required by Article 13 of CVM Resolution No. 81/2022, is included in **Exhibit III** to this Proposal.

* * *

The Company's shareholders interested in accessing the information or answering questions regarding the above proposals should contact the Investor Relations area, by phone +55 (11) 2322-5377 or via e-mail: acoes@brf.com. All documents relevant to this OGM are available to shareholders on the websites https://ri.brf-global.com/, www.b3.com.br and www.gov.br/cvm.

São Paulo, February 27, 2025.

INDEX

Exhibits to the Management's Proposal for the Ordinary General Meeting of BRF S.A., to be held on March 31, 2025

* * *

BRF S.A.

Exhibit I – Comments of the Executive Officers on the Company's financial situation (Item 2 of the reference form, according to CVM Resolution No. 80/2022)

2.1 - Financial and patrimonial conditions

In this item, information is presented by the Company's Executive Officers that are intended to assist investors and interested parties in understanding and analyzing the Company's financial and equity conditions. The financial figures derived from the Company's audited financial information are in millions of reais, unless otherwise described.

(a) General financial and equity conditions

The Executive Officers understand that the Company's financial and equity conditions are sufficient to implement its business plan and meet its short, medium and long-term needs. The Company's cash generation, together with the available credit lines, are sufficient to meet the financing of its activities and cover its need for resources to execute its business plan.

Fiscal year ended December 31, 2024 and 2023

In the fiscal year ended December 31, 2024, the Company posted net revenue of R$61,379.0 million, an increase of 14.5% compared to the fiscal year ended December 31, 2023, of R$53,615.4 million. Earnings before financial results were R$6,840.4 million for the fiscal year ended December 31, 2024 and net income for the year was R$3,691.9 million.

On December 31, 2024, the Company's indebtedness ratio (Leverage), calculated as described in item 2.5 of the Reference Form, reached 0.79. On the same date, the Company's gross debt totaled R$21,045.1 million, while its Net Debt (as defined in item 2.5 of the Reference Form) totaled R$8,325.1 million, a reduction of 12.1% compared to the Net Debt recorded on December 31, 2023, of R$9,474.5 million. The variation in relation to the position on December 31, 2023 was mainly due to the generation of free cash linked to the robust operating performance, mitigated by the negative impact on gross debt in foreign currency resulting from the increase in the dollar exchange rate, the repurchase of shares and the payment of interest on equity.

As of December 31, 2024, net financial income totaled R$1,790.5 million in expenses, a reduction of 36.5% compared to the fiscal year ended December 31, 2023, of R$2,820.8 million. The reduction in relation to fiscal year 2023 was due to: (i) a lower adjustment to present value of R$338.0 million, linked to the higher balance of customers and the drop in the cumulative CDI in 2024 to 10.92%, compared to 13.04% in 2023; (ii) reduction in interest expenses on loans and financing by R$253.6 million, mainly attributed to the reduction in average gross debt in the period and the lower CDI compared to 2023; (iii) increase in interest on cash and investments by R$283.2 million associated with the higher cash position; (iv) lower interest income on taxes to be recovered by R$180.7 million. In addition, favorable impacts were observed due to exchange rate variations, prices and derivatives results in the total amount of R$516.6 million.

(b) Capital Structure

The Company's capital structure considers shareholders' equity as equity and gross indebtedness (composed of current and non-current loans and financing, plus derivative financial instruments, current and non-current liquid) as third-party capital.

The Company's financing pattern is based on the use of its own and third-party resources, the latter being

related to raising funds from financial institutions and/or issuing debt in the national and international capital markets. More details on the Company's use of third-party capital can be obtained in item 2.1.f. below.

The Company believes that the Company's current capital structure is balanced between its own and third-party capital and adequate to develop its activities in accordance with its business plan and meet its short, medium and long-term capital needs. The Company's executive officers understand that the current levels are consistent with those practiced in the market and with our activities, according to the proportion presented in the table below:

	Fiscal year ended December 31,		
(in thousands of Reais)	**2024**	**2023**	**2022**
Third-party capital (Gross Debt)	21.045.127	19.593.255	23.643.019
Equity (equity)	16.499.204	15.643.656	11.822.869
Total capital (third party + own)	37.544.331	35.236.911	35.465.888
Third-party equity share	56,1%	55,6%	66,7%
Equity share	43,9%	44,4%	33,3%

(c) comments by the Directors regarding the ability to pay in relation to the financial commitments assumed

The Company assesses that it has the capacity to pay in relation to the financial commitments assumed, especially considering that:

- on December 31, 2024, gross current indebtedness was R$1,550.2 million, corresponding to 7.4% of total gross indebtedness, a reduction of 35.9% compared to December 31, 2023, which recorded gross current indebtedness of R$2,419.6 million, corresponding to 12.4% of total gross indebtedness. On December 31, 2022, gross current indebtedness was R$3,841.5 million, which represented 16.2% of total gross current indebtedness;
- the average settlement period of the Company's loans and financing is approximately eight years; and
- the Company maintains cash balance and cash equivalents, securities and restricted cash that, together, reach the amount of R$12,720.1 million on December 31, 2024, compared to R$10,118.7 million on December 31, 2023 and R$9,045.4 million on December 31, 2022.

The maturity schedule, with the projection of future interest, of the Company's loans and financing based on the balance and curves on December 31, 2024 is set out as follows:

Loans and Financing	**Consolidated As of December 31, 2024**	
(in thousands of Reais)	**Primary**	**Interest**
2025	984.119	1.262.643
2026	3.440.204	1.199.120
2027	2.480.054	1.040.514
2028	1.168.583	875.678
2029	800.997	807.763
2030 onwards	12.655.292	5.781.829
Total	**21.529.249**	**10.967.547**

The Company's general and current liquidity ratios as of December 31, 2024 correspond to 0.88 and 1.48, respectively. On December 31, 2023, they were 0.87 and 1.34, respectively. Current liquidity is calculated by dividing current assets over current liabilities, while general liquidity is calculated by current assets added to long-term realizable assets divided by the sum of current liabilities and non-current liabilities.

As of December 31, 2024, the Company had R$20,740.5 million in loans and financing taken, compared to R$20,095.5 million on December 31, 2023 (this balance does not consider derivative, net current and non-current financial instruments).

The Company's relationship with first-rate financial institutions allows access to additional credit lines, in the event of a need.

(d) Sources of financing for working capital and investments in non-current assets used

The Company's main sources of liquidity have been cash generation from its operating activities, loans and other financing (see items 1.1 and 2.1.f of the Reference Form for more details on relevant loan and financing agreements).

(e) sources of financing for working capital and investments in non-current assets that it intends to use to cover liquidity shortfalls

The Company intends to continue to finance its operations through loans and financing operations with the financial and capital markets when it identifies the need for additional resources to finance the long-term investment plan or with the objective of continuing to improve its debt profile. Whenever possible, the Company will prioritize long-term funding and attractive costs for specific objectives.

The Company believes that these sources of financing will be sufficient to cover its working capital and investment needs in the normal course of its business.

(f) levels of indebtedness and the characteristics of such debts

The Company's main source of indebtedness is the raising of funds to finance its investments in fixed assets and working capital.

As of December 31, 2024, the Company's loans and financing totaled R$20,740.5 million (of which R$8,340.1 million were denominated in local currency and R$12,400.4 million in foreign currency, primarily in U.S. dollars). As of December 31, 2023, the Company's loans and financing totaled R$20,095.5 million (of which R$9,002.2 million in local currency and R$11,093.4 million in foreign currency, primarily in U.S. dollars). As of December 31, 2022, the Company's loans and financing totaled R$23,517.0 million, of which R$10,967.8 million were denominated in local currency and R$12,549.2 million in foreign currency, primarily in U.S. dollars.

The Company uses the net proceeds obtained through financing for capital expenditures, expenses associated with the production process and for maintaining liquidity.

The main information used to assess the Company's financial condition is presented in the financial statements for the fiscal years ended December 31, 2024, 2023 and 2022.
Additionally, section 2.5 of the Reference Form presents Net Debt, a complementary non-accounting metric.

The table below presents an additional breakdown of the Company's loans and financing by type:

(in thousands of Reais)	**Fiscal year ended December 31,**		
	2024	**2023**	**2022**
Export Credit Lines	1.113.400	1.583.597	3.613.555
Working Capital Lines of Credit	-	777.528	409.186
Agribusiness Receivables Certificate	-	-	999.646
Debentures	7.226.736	6.634.434	5.940.146
Tax Incentives	-	6.604	5.286
National currency	**8.340.136**	**9.002.163**	**10.967.819**
Bonds	9.601.353	7.559.562	11.902.290
Export Credit Lines	1.598.102	2.436.651	132.887
Advances on foreign exchange contracts	-	158.420	-
Working Capital Lines of Credit	1.200.957	938.752	514.004
Foreign currency	**12.400.412**	**11.093.385**	**12.549.181**
Total	**20.740.548**	**20.095.548**	**23.517.000**

(i) Relevant loan and financing agreements

The main lending and financing instruments in force as of December 31, 2024 are described below.

Loans and Financing in National Currency

Export Credit Lines: The Company has an export pre-financing line with a total balance of R$1,113.4 million as of December 31, 2024. The indebtedness under these credit lines is denominated in reais, is linked to the CDI, and matures between the years 2025 and 2027.

Debentures
1st Issuance of Debentures: On April 30, 2019, the Company issued simple, unsecured non-convertible debentures, for distribution with restricted efforts pursuant to CVM Instruction No. 476, of January 16, 2009 ("**CVM Instruction 476**"), subsequently revoked by CVM Resolution No. 160, of July 13, 2022, as amended ("**CVM Resolution 160**"), in three series, in the total amount of R$750.0 million, the 1st series in the amount of R$70.0 million, with CDI remuneration plus a spread of 0.80% and final maturity in 2022, the 3rd series in the amount of R$411.7 million, with IPCA remuneration plus a spread of 5.50% and final maturity in 2026 and the 4th series in the amount of R$268.3 million, with CDI remuneration plus a spread of 1.45% and final maturity in 2026. The 2nd series was not issued ("**1st Debenture Issue**"). The Company carried out the optional early redemption of the 4th series on September 18, 2024. On December 31, 2024, the outstanding balance for the 3rd and 4th grades was R$550.6 million.

2nd Issuance of Debentures: On July 14, 2020, the Company carried out the 2nd issuance of simple, non-convertible debentures, in two series, for private placement with VERT within the scope of the 46th issuance of VERT's agribusiness receivables certificates, which were subject to public distribution with restricted efforts, pursuant to Law No. 11,076, of December 30, 2004, as amended ("**Law 11,076**"), CVM Resolution No. 60, of December 23, 2021, as amended ("**CVM Resolution 60**"), and CVM Instruction 476, later revoked by CVM Resolution 160, in the total amount of R$2,200.0 million. The 1st series has an amount of R$705.0 million, IPCA remuneration plus a spread of 5.30% and final maturity in 2027. The 2nd series has an amount of R$1,495.0 million, IPCA remuneration plus a spread of 5.60% and final maturity in 2030 ("**2nd Issue of Debentures**"). On December 31, 2024, the outstanding balance was R$2,739.4 million.

3rd Issuance of Debentures: On May 28, 2021, the Company carried out the 3rd issuance of simple, unsecured non-convertible debentures, in a single series, for private placement with VERT, within the scope of the 60th issuance of VERT's agribusiness receivables certificates, which were subject to public distribution with restricted efforts, pursuant to Law 11,076, CVM Resolution 60 and CVM Instruction 476, later revoked by CVM Resolution 160, in the total amount of R$1,000.0 million. The debentures will mature on May 14, 2031 and have IPCA remuneration plus a spread of 4.7843% per year ("**3rd Debenture Issue**"). On December 31, 2024, the outstanding balance was R$1,109.1 million.

4th Issuance of Debentures: On July 13, 2022, the Company carried out the 4th issuance of simple, unsecured non-convertible debentures, in two series, for private placement with VERT within the scope of the 78th issuance of VERT agribusiness receivables certificates, which were subject to public distribution with restricted efforts, pursuant to Law 11,076, CVM Resolution 60 and CVM Instruction 476, later revoked by CVM Resolution 160, in the total amount of R$1,700.0 million, with the 1st series in the amount of R$710.0 million, with CDI remuneration plus a spread of 1.25% and maturing in 2027 and the 2nd series in the amount of R$990.0 million, with remuneration of IPCA plus a spread of 6.83% and final maturity in 2032 ("**4th Issue of Debentures**"). The Company carried out the optional early redemption of the 1st series on September 18, 2024. On December 31, 2024, the outstanding balance was R$1,062.1 million.

5th Issuance of Debentures: On May 20, 2024, the Company carried out the 5th issuance of simple, unsecured non-convertible debentures, in three series, for private placement with Ecoagro, within the scope of the 332nd issuance of Ecoagro's agribusiness receivables certificates, which were subject to public distribution under the automatic registration rite, pursuant to Law 11,076, CVM Resolution 60 and CVM Resolution 160, in the total amount of R$2,000.0 million, with the 1st series in the amount of R$140.0 million, with CDI remuneration plus a spread of 0.80% and final maturity in 2029, the 2nd series in the amount of R$925.0 million, with remuneration of 12.9262% and maturity in 2031 and the 3rd series in the amount of R$935.0 million, with remuneration of IPCA plus a spread of 7.2336% and final maturity in 2034 ("**5th Issue of Debentures**"). On December 31, 2024, the outstanding balance was R$1,765.5 million.

Foreign Currency Loans and Financing

Export Credit Lines

The Company has an export credit facility with an outstanding balance of R$1,598.1 million as of December 31, 2024. The indebtedness under this credit line is denominated in US dollars, has a pre-fixed rate, and matures between the years 2025 and 2028.

Working Capital Lines of Credit

These are funds obtained from international financial institutions, used mainly as working capital, mainly from subsidiaries located in Turkey and the United Arab Emirates. This financing is denominated in Turkish Lira and Dirham, with maturity until 2027. On December 31, 2024, the outstanding balance of this working capital line was equivalent to R$1,201.0 million.

Bonds

BRF 2026 Senior Notes: On September 29, 2016, the Company, through its wholly-owned subsidiary BRF GmbH, concluded the offering of *10-year Senior Notes*, in the total amount of US$500.0 million, with principal maturity on September 29, 2026, issued with a coupon (interest) of 4.35% per annum (*yield to maturity* of 4.625%), to be paid semi-annually, as of March 29, 2017 ("**BRF 2026 Senior Notes**"). On September 14, 2020, the Company concluded a repurchase offer in the amount of US$0.7 million, with the premium paid US$0.03 million (equivalent to R$0.2 million), net of interest. On September 21, 2023, the Company concluded another repurchase offer of the BRF 2026 Senior Notes, with an aggregate principal amount of US$200 million, with the premium paid being US$9.5 million (equivalent to R$46.8 million), net of interest. As of December 31, 2024, the outstanding principal and interest on these *Senior Notes* was R$1,759.3 million.

BRF 2030 Senior Notes: On September 24, 2019, the Company concluded an offering of *Senior Notes* in the total amount of US$750.0 million, maturing on January 24, 2030, issued with a coupon (interest) of 4.875% per year ("**BRF 2030 Senior Notes**"). On June 30, 2021, the Company finalized a repurchase offer in the amount of US$59.4 million (equivalent to R$297.1 million), with the premium paid R$14.1 million, net of interest. As of December 31, 2024, the outstanding principal and interest of these *BRF 2030 Senior Notes* was R$3,706.2 million.

BRF 2050 Senior Notes: On September 21, 2020, the Company concluded an offering of Senior Notes in the total amount of US$500.0 million, with principal maturity on September 21, 2050, issued with a coupon (interest) of 5.75% per year. On October 26, 2020, the Company raised an additional US$300.0 million, totaling US$800.0 million, issued with a coupon (interest) of 5.75% per year and maturing on September 21, 2050 ("**BRF 2050 Senior Notes**"). As of December 31, 2024, the outstanding principal and interest on these *Senior Notes* was R$4,135.8 million.

Derivatives

Within the scope of the Financial Risk Management Policy, in order to protect the Company against the uncertainties of the prices of risk factors (currencies, *commodities* and interest rates), the Company has (i) currency derivative contracts, with fair value in assets of R$6.6 million and fair value in liabilities of R$339.7 million as of December 31, 2024, (ii) commodity derivative contracts with fair value on assets of R$14.7 million and fair value on liabilities of R$1.5 million on December 31, 2024 and (iii) interest derivative contracts with fair value on assets of R$15.3 million on December 31, 2024. The counterparties include several substantially Brazilian financial institutions and involve interest rate swaps, currency swaps, currency and commodity futures, buying and selling *of non-deliverable forwards* and currency and commodity options, among others. The derivatives mature between 2025 and 2032 and are recorded on the Company's balance sheet as derivative financial instruments.

Other Credit Lines

Investment Fund in Receivables of Credit Rights

On December 6, 2023, the Company concluded the structuring of the First Class of the BRF II Limited Liability Client Credit Rights Investment Fund ("**FIDC BRF II**" or "**New Fund**"), with the investment policy of acquiring credit rights arising from commercial transactions carried out between the Company and its clients in Brazil. The parties involved were successful in the initial placement of the First-Class quotas of the FIDC BRF II Limited Liability Unit, which were divided into four distinct subclasses and reached an aggregate volume of R$960 million. The New Fund was structured to replace and continue the operations carried out by the BRF Customer Credit Rights Investment Fund, established in December 2018, which had the final redemption of the shares in December 2023. As of December 31, 2024, the shares held by BRF in FIDC BRF II total R$18.5 million.

Liabilities

Several of the Company's financing instruments contain restrictions regarding encumbrances, mergers, asset sales and transactions with affiliates. As of December 31, 2024, the Company was following the clauses contained in the debt instruments. Such debt instruments include default events in line with market practices. The instruments that govern a substantial portion of the Company's indebtedness contain cross-default or cross-acceleration clauses, such that the occurrence of a default event in one of these instruments could trigger a default event in another indebtedness or allow a creditor, under another debt instrument, to consider the occurrence of a maturity event or consider its debt accelerated.

(ii) other long-term relationships with financial institutions

The Company has agreements with financial institutions whose objective is to facilitate access to credit for its partner rural producers for the construction of poultry houses, farms and adaptations.
The Company also has agreements (drawn risk) that seek to facilitate access to credit for its suppliers who wish to anticipate receivables from the Company.
Finally, the Company has operations with derivatives that aim to protect against exchange rate variations, commodity prices and interest rates, without speculative purposes. These operations are accounted for at their fair value.

(iii) degree of subordination between the Company's debts

There is no degree of contractual subordination between the Company's unsecured financial debts. Currently, the Company has no financial debts that have a real guarantee.

(iv) restrictions imposed on the Company in relation to indebtedness limits and contracting of new debts, the distribution of dividends, the sale of assets, the issuance of new securities and the sale of corporate control, as well as whether the issuer has been complying with these restrictions

The Company's debts described in item 2.1 (f) of the Reference Form have, as the case may be, non-financial *covenants* in line with practices adopted in contracts entered into in the financial and capital markets, which may cause the early maturity of one or more contracts due, for example: (i) to default by the Company, within defined limits, as appropriate; (ii) restrictions on the distribution of dividends, in case of arrears; (iii) the restriction on the sale of assets, beyond certain limits, excluding types of assets and operations, as the case may be; (iv) the sale of corporate control, etc.; and (v) the change of control, among others. Such obligations are being met in accordance with contractual requirements. The Company does not have financial *covenants* in its contracts.

In addition, the Senior Notes 2026, Senior Notes 2030, Senior Notes 2050, the 1st Issue of Debentures, the 2nd Issue of Debentures, the 3rd Issue of Debentures, the 4th Issue of Debentures and the 5th Issue of Debentures, already described in item 2.1 (f) of the Reference Form, have *specific non-financial* covenants *related to (i) cross-default*, from defined limits, as the case may be; and (ii) the occurrence of early maturity of other debts (*cross-acceleration*), based on limits defined, as the case may be, under the terms of the table below:

Contracts	Contract Value	Cross Acceleration	Cross Default	Debit Balance on 12/31/2024
1st Issue of Debentures	R$750.0 million	Non-automatic maturity in the event of a declaration of early maturity of any financial debt of the Company and/or any of its relevant subsidiaries not arising from debentures whose individual or aggregate value exceeds the equivalent of USD 150 million or the equivalent amount in other currencies.	Non-automatic maturity in the event of default, by the Company and/or any of its relevant subsidiaries, of any pecuniary obligation arising from any financial debt not remedied within the respective cure period, if any, in an individual or aggregate amount equal to or greater than USD 150 million or the equivalent amount in other currencies, unless such default has its effects suspended, within two (2) business days from the date of default due to (a) negotiation between the Company and/or any of its relevant subsidiaries with the respective creditor within the period provided for in this clause or (b) judicial or arbitral decision.	R$550.5 million
2nd Issue of Debentures	R$2,200.0 million	Non-automatic maturity in the event of a declaration of early maturity of any financial debt of the Company and/or any of its relevant subsidiaries not arising from debentures whose individual or aggregate value exceeds the equivalent of USD 150 million or the equivalent amount in other currencies.	Non-automatic maturity in the event of default, by the Company and/or any of its relevant subsidiaries, of any pecuniary obligation arising from any financial debt not remedied within the respective cure period, if any, in an individual or aggregate amount equal to or greater than USD 150 million or the equivalent amount in other currencies, unless such default has its effects suspended, within two (2) business days from the date of default due to (a) negotiation between the Company and/or any of its relevant subsidiaries with the respective creditor within the period provided for in this clause or (b) judicial or arbitral decision.	R$2,739.4 million
3rd Issue of Debentures	R$1,000.0 million	Non-automatic maturity in the event of a declaration of early maturity of any financial debt of the Company and/or any of its relevant subsidiaries not arising from debentures whose individual or aggregate value exceeds the equivalent of USD 150 million or the equivalent amount in other currencies.	Non-automatic maturity in the event of default, by the Company and/or any of its relevant subsidiaries, of any pecuniary obligation arising from any financial debt not remedied within the respective cure period, if any, in an individual or aggregate amount equal to or greater than USD 150 million or the equivalent amount in other currencies, unless such default has its effects suspended, within two (2) business days from the date of default due to (a) negotiation between the Company and/or any of	R$1,109.1 million

			its relevant subsidiaries with the respective creditor within the period provided for in this clause or (b) judicial or arbitral decision.	
4th Issue of Debentures	R$1,700.0 million	Non-automatic maturity in the event of a declaration of early maturity of any financial debt of the Company and/or any of its relevant subsidiaries not arising from debentures whose individual or aggregate value exceeds the equivalent of USD 150 million or the equivalent amount in other currencies.	Non-automatic maturity in the event of default, by the Company and/or any of its relevant subsidiaries, of any pecuniary obligation arising from any financial debt not remedied within the respective cure period, if any, in an individual or aggregate amount equal to or greater than USD 150 million or the equivalent amount in other currencies, unless such default has its effects suspended, within two (2) business days from the date of default due to (a) negotiation between the Company and/or any of its relevant subsidiaries with the respective creditor within the period provided for in this clause or (b) judicial or arbitral decision.	R$1,062.1 million
5th Issue of Debentures	R$2,000.0 million	Non-automatic maturity in the event of a declaration of early maturity of any financial debt of the Company and/or any of its relevant subsidiaries not arising from debentures whose individual or aggregate value exceeds the equivalent of USD 150 million or the equivalent amount in other currencies.	Non-automatic maturity in the event of default, by the Company and/or any of its relevant subsidiaries, of any pecuniary obligation arising from any financial debt not remedied within the respective cure period, if any, in an individual or aggregate amount equal to or greater than USD 150 million or the equivalent amount in other currencies, unless such default has its effects suspended, within two (2) business days from the date of default due to (a) negotiation between the Company and/or any of its relevant subsidiaries with the respective creditor within the period provided for in this clause or (b) judicial or arbitral decision.	R$1,765.5 million
BRF Senior Notes 2026	US$500.0 million	Failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) of the principal amount of any debt of the guarantor or any of its subsidiaries, or the acceleration of the stated final maturity of any debt if the aggregate principal amount of that debt, together with the principal amount of any other debt in default due to failure to pay principal at final maturity or which has been accelerated, total $150 million or more at any given time;		R$1,759.3 million
Senior Notes BRF 2030	US$750.0 million	Failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) of the principal amount of any debt of the guarantor or any of its subsidiaries, or the acceleration of the stated final maturity of any debt if the aggregate principal amount of that debt, together with the principal amount of any other debt in default due to failure to pay principal at final maturity or which has been accelerated, total $150 million or more at any given time;		R$3,706.2 million

Senior Notes BRF 2050	US$800.0 million	Failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) of the principal amount of any debt of the guarantor or any of its subsidiaries, or the acceleration of the stated final maturity of any debt if the aggregate principal amount of that debt, together with the principal amount of any other debt in default due to failure to pay principal at final maturity or which has been accelerated, total $150 million or more at any given time;	R$4,135.8 million

(g) limits of use of contracted financing and percentages already used

All financing agreements signed by the Company were fully disbursed.

(h) Significant changes in items on the income and cash flow statements

INCOME STATEMENT

FISCAL YEAR PERIOD ENDED DECEMBER 31, 2024 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2023

The following discussions provide a comparison of operating results for the fiscal year ended December 31, 2024 with operating results for the fiscal year ended December 31, 2023, based on the Company's financial statements.

The following table presents the components of our operating results in thousands of reais and as a percentage of representativeness on net revenue for the fiscal years ended December 31, 2024 and 2023.

STATEMENT OF INCOME				
	fiscal year ended December 31,			
(in thousands of Reais)	2024	AV%	2023	AV%
Continuing Operations Net Revenue	61.379.038	100,0	53.615.440	100,0
Cost of goods sold	(45.543.222)	(74,2)	(44.781.739)	(83,5)
Gross profit	**15.835.816**	**25,8**	**8.833.701**	**16,5**
Operating Revenues (Expenses) Sales	(8.082.662)	(13,2)	(7.454.163)	(13,9)
General and administrative	(953.059)	(1,6)	(757.836)	(1,4)
Impairment of accounts receivable	(28.817)	-	(32.809)	(0,1)
Other operating income (expenses), net	82.783	0,1	250.512	0,5
Equity	(13.675)	-	(3.264)	-
Profit (loss) before financial result	**6.840.386**	**11,1**	**836.141**	**1,6**
Financial revenues	1.225.792	2,0	1.202.520	2,2
Financial expenses	(3.645.839)	(5,9)	(4.136.312)	(7,7)
Monetary and exchange rate variations	629.534	1,0	112.945	0,2
Financial Income (Expenses), Net	**(1.790.513)**	**(2,9)**	**(2.820.847)**	**(5,3)**
Profit (loss) before taxes on profit	**5.049.873**	**8,2**	**(1.984.706)**	**(3,7)**
Taxes on profit	(1.357.969)	(2,2)	115.854	0,2
Net income (loss) from continuing operations	**3.691.904**	**6,0**	**(1.868.852)**	**(3,5)**

Net Revenue

On December 31, 2024, the Company's net revenue was R$61,379.0 million, an increase corresponding to 14.5% compared to the fiscal year ended December 31, 2023, of R$53,615.4 million.

This increase is mainly due to (i) the 3.0% increase in volumes sold; (ii) the increase of 11.2% per year in the average price of products, influenced, among other factors, by the recovery of fresh protein prices and the exchange rate impact on the revenue of the International segment (due to the exchange rate variation from R$4.99 in 2023 to R$5.39 in 2024), and (iii) by the impact of hyperinflation in Turkey, which led to an increase in net revenue of R$924 million.

The Company presents below the tables containing the performance of the net revenue of each segment.

Brazil Segment

As of December 31, 2024, net revenue from the Brazil segment was R$28,840.6 million, an increase of 7.4% compared to the fiscal year ended December 31, 2023, of R$26,858.9 million. This increase was mainly due to the Company's sustainable growth strategy with a continuous increase in volumes sold, especially the portfolio of processed products. In addition, the recovery in the prices of fresh chicken protein during 2024 also contributed to the evolution of the profitability level in the Brazil segment.

The following table details the net revenue of the Brazil segment.

(in thousands of Reais)	**fiscal year ended December 31,**		
	2024	**2023**	**AH%**
Net revenue			
Fresh	7.082.453	6.133.183	15,5
Semi-processed (1)	1.988.415	1.733.981	14,7
Processed	19.675.454	18.683.405	5,3
Other Sales	94.311	308.349	(69,4)
Total	**28.840.633**	**26.858.918**	**7,4**

The following table shows the average prices in the Brazil segment:

(in Reais per kg)	**fiscal year ended December 31,**		
	2024	**2023**	**AH%**
Brazil	12,09	12,05	0,4

International Segment

As of December 31, 2024, net revenue from the Company's international segment was R$29,173.2 million, an increase of 22.3% compared to the fiscal year ended December 31, 2023, of R$23,851.8 million. The main factors that contributed to this increase were (i) the recovery in the price of proteins in international markets, overcoming the scenario of global oversupply of chicken observed during 2023; (ii) the strategy of market diversification through the achievement of new export qualifications, which allowed the Company to capture the best price opportunities, with emphasis on the qualifications for exporting fresh and processed chicken meat to the United Kingdom, marking the return of BRF's exports to the European continent, in addition to the qualifications for exporting chicken and pork protein to the Philippines and pork to the United States United; and (iii) the largest share of processed products in sales in all markets in which the Company operates.

The following table details the net revenue of the international segment:

(in thousands of Reais)	**fiscal year ended December 31,**		
	2024	**2023**	**AH%**
Net revenue			
Fresh	24.597.920	20.252.213	21,5
Semi-processed (1)	651.624	352.087	85,1
Processed	*3.755.026*	*3.104.193*	*21,0*
Other Sales	*168.585*	*143.271*	*17,7*
Total	**29.173.155**	**23.851.764**	**22,3**

The following table presents the average prices in the international segment:

(in Reais per kg)	**fiscal year ended December 31,**		
	2024	**2023**	**AH%**
International	13,35	10,99	21,4

Other segments

As of December 31, 2024, net revenue from the other segments was R$3,365.3 million, an increase of 15.9% compared to the fiscal year ended December 31, 2023, of R$2,904.8 million, mainly as a result of: (i) progress in the plan to maximize profitability through the greater share of value-added products in sales, with important additions to the portfolio such as palatants and heparin, in the Ingredients segment; (ii) growth in the natural super premium segment and a new management direction in Pet Food, in which the Company promoted a rationalization of SKUs, increased the distribution and prescription of products, invested in the main brands, expanded export destinations, in addition to launching innovative products; and (iii) one-off arbitrage operations involving the commercialization of grains between regions (markets) as a result of more active action in identifying market opportunities.

The following table shows the average prices of the other segments:

(in Reais per kg)	Period of Twelve months ended December 31,		
	2024	2023	AH%
Other segments	7,88	6,38	23,5

Cost of goods sold

The cost of goods sold totaled R$45,543.2 million in the fiscal year ended December 31, 2024, an increase of 1.7% compared to the 2023 fiscal year, of R$44,781.7 million. This increase is mainly explained by the 3% increase in volumes sold.

The unit cost recorded on December 31, 2024 was R$9.11, a reduction of 1.2% compared to 2023, of R$9.23, mainly due to the drop in the cost of consumption of grains and oils and the gains in operational efficiency due to BRF+, which in 2024 evolved in several indicators, reaching record levels of efficiency, R$1,460.0 million in the year. These effects were partially mitigated, among other factors, by cost inflation affecting supplies and services, the increase in production costs of the Turkish platform and the impact of the exchange rate variation on inventories in the International Segment.

Gross profit

On December 31, 2024, the Company's gross profit was R$15,835.8 million, an increase of 79.3% compared to the fiscal year ended December 31, 2023, of R$8,833.7 million. Gross margin for the fiscal year ended December 31, 2024 was 25.8%, compared to 16.5% for the corresponding year in 2023. This performance is the result of the 14.5% increase in net revenue compared to the fiscal year of December 31, 2023.

The following table details the Company's gross profit for the Brazil, International and Other segments.

(in thousands of Reais)	Twelve-month period ending 31 December		
	2024	2023	AH%
Brazil	7.733.707	5.916.699	30,7
International	7.431.712	2.121.851	250,3
Other segments	775.647	764.791	1,4
Subtotal	**15.941.066**	**8.803.341**	**81,1**
Corporate	(105.250)	30.360	(446,7)
Total	**15.835.816**	**8.833.701**	**79,3**

Operating revenues (expenses)

As of December 31, 2024, the Company's operating expenses totaled R$8,995.4 million, an increase of 12.5% compared to the fiscal year ended December 31, 2023, of R$7,997.6 million, mainly due to the factors described below.

Selling expenses: As of December 31, 2024, the Company's selling expenses were R$8,082.7 million, an increase of 8.4% compared to the fiscal year ended December 31, 2023, of R$7,454.2 million. Such an increase resulted, among other factors, in higher freight expenses, due to the increase in tariffs and marketing and trade marketing expenses resulting from campaigns to boost sales, such as, for example, the 80th anniversary campaigns of Sadia, Perdigão in Estrelas da Casa and in the NFL and Lollapalooza, among others.

General and administrative expenses: As of December 31, 2024, the Company's general and administrative expenses totaled R$953.0 million, an increase of 25.8% compared to the fiscal year of December 31, 2023, of R$757.8 million. This increase was mainly due to higher spending on variable remuneration as a result of the achievement of targets and the effects of inflation on salaries and wages.

Other operating income (expenses), net

As of December 31, 2024, net other operating revenues (expenses) totaled R$82.8 million, a reduction of 66.9% compared to the fiscal year ended December 31, 2023, of R$250.5 million. This performance is mainly explained by the recovery of expenses, contingencies and net gains on the sale and write-off of assets, among other net effects.

Profit (loss) before financial result

On December 31, 2024, the Company posted earnings before financial results in the amount of R$6,840.4 million, an increase of 718.1% compared to the fiscal year ended in 2023, of R$836.1 million. This increase was mainly due to the evolution in 2024 of the company's operating result in all business segments, especially the International segment, which posted a profit before result of R$3,981.3 million compared to a loss before financial result of R$1,214.1 million in 2023.

The table below shows the Company's profit (loss) before financial results for each segment and for Corporate:

(in thousands of Reais)	Twelve-month period ending 31 December		
	2024	**2023**	**AH%**
Brazil	2.750.655	1.602.298	71,7
International	3.981.318	(1.214.167)	(414,7)
Other segments	322.569	357.720	(9,8)
Subtotal	**7.054.542**	**745.851**	**845,8**
Corporate	(214.156)	90.290	(337,2)
Total	**6.840.386**	**836.141**	**718,1**

Net financial income (expenses)

In the fiscal year ended December 31, 2024, the net financial result totaled R$1,790.5 million in expenses, representing a reduction of 36.5% compared to the fiscal year ended December 31, 2023, which was R$2,820.8 million. The lower net financial result in the year compared to 2023 can be attributed to the higher interest on investments, reduction in financial expenses and the positive effect of the exchange rate variation, highlighting the following main impacts: (i) lower adjustment to present value of R$338.0 million, linked to the higher balance of Customers and the drop in the cumulative CDI in 2024 to 10.92%, compared to 13.04% in 2023; (ii) reduction of interest expenses on loans and financing by R$253.6 million, mainly attributed to the reduction in average gross debt in the period and the lower CDI; (iii) increase in interest on cash and investments by R$283.2 million associated with the higher cash position; and (iv) lower interest income on taxes to be recovered by R$180.7 million. In addition, favorable impacts were observed due to the exchange rate variation and the results of derivatives in the total amount of R$516.6 million.

Profit (loss) before taxes on profit

As a result of the above, earnings before taxes on the Company's profit totaled R$5,049.9 million in the fiscal year ended December 31, 2024, an increase of 354.4% compared to a loss in the corresponding fiscal year in 2023, which was R$1,984.7 million.

Taxes on profit

As of December 31, 2024, taxes on the Company's profit generated an expense of R$1,358.0 million, compared to revenues of R$115.9 million in the corresponding period in 2023. The effective tax rate in the fiscal year ended December 31, 2024 was a debit corresponding to 26.9% of pre-tax profit compared to an effective tax rate that represented a credit of 5.8% in the corresponding fiscal year in 2023. This change was mainly due to the Company's positive result compared to the previous year, as well as the effects of exchange rate variation on the Company's investments in foreign subsidiaries and the impact of contingency related to IRPJ/CSLL.

Net profit (loss) for the year

On December 31, 2024, the Company recorded a profit of R$3,691.9 million, an increase of 297.5% compared to a loss of R$1,868.9 million in the corresponding fiscal year in 2023, mainly due to the evolution of operating income, with emphasis on revenue growth of 14.5% compared to fiscal year 2023 and healthy profitability levels across the product portfolio and business segments and the reduction of net indebtedness reflected in interest expenses incurred in the fiscal year.

CASH FLOW

	Fiscal year ended December 31,	
(in thousands of Reais)	**2024**	**2023**
Net cash generated from operating activities	10.773.600	3.939.397
Net cash applied in investing activities	(3.495.437)	(2.113.844)
Net cash generated (applied) in financing activities	(6.727.312)	(861.837)
Effect of exchange rate change on cash and cash equivalents	1.349.849	170.019
Net increase (decrease) in cash balance and cash equivalents	**1.900.700**	**1.133.735**

Net cash generated from operating activities

As of December 31, 2024, net cash flows generated from operating activities amounted to R$10,776.7 million in 2024, compared to cash flows generated from operating activities of R$3,939.4 million in 2023. The increase of 173.6% is mainly due to the cash gain due to the better performance of the operating result in the amount of R$7,834.5 million, added to the higher cash generation in Suppliers of R$2,169.6 million and in customers of R$592.0 million, mitigated by the higher cash consumption from inventories of R$1,416.0 million and in current biological assets of R$519.5 million.

Net cash applied in investing activities

As of December 31, 2024, net cash flows applied to investment activities in the amount of R$3,498.6 million were recorded in the Company, compared to net cash flows applied in investment activities of R$2,113.8 million in 2023. The increase of 65.5% is mainly linked to the impact of investments and redemptions of securities measured at amortized cost, fair value through other comprehensive results and restricted cash, which totaled R$1,061.0 million.

Net cash applied to financing activities

As of December 31, 2024, the Company recorded net cash flows applied in financing activities in the amount of R$6,727.3 million, compared to net cash flows applied in financing activities of R$861.8 million in 2023. This increase of 680.6% is mainly due to the positive impact of the capital increase with the issuance of shares (follow-on) carried out in 2023, of R$5,313.2 million. Thus, smaller borrowings were made in the year, in the amount of R$1,491.7 million, and share buybacks in the amount of R$1,288.2 million, in addition to the payment of dividends in the form of interest on equity of R$1,144.5 million. This higher cash consumption was mitigated by the positive effect of lower amortizations in 2024 of R$2,903.9 million.

FISCAL YEAR PERIOD ENDED DECEMBER 31, 2023 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2022

The following discussions provide a comparison of the Company's operating results for the fiscal year ended December 31, 2023 with the operating results for the fiscal year ended December 31, 2022, based on the Company's financial statements.
The following table presents the components of our operating results in thousands of reais and as a percentage of representation on net revenue for the fiscal years ended December 31, 2023 and 2022.

STATEMENT OF INCOME				
fiscal year ended December 31,				
(in thousands of Reais)	**2023**	**AV%**	**2022**	**AV%**
Continuing Operations Net Revenue	53.615.440	**100,0**	53.805.028	**100,0**
Cost of goods sold	(44.781.739)		(83,5)(45.672.376)	(84,9)
Gross profit	**8.833.701**	16,5	**8.132.652**	15,1
Operating Revenues (Expenses) Sales	(7.454.163)		(13,9)(7.067.148)	(13,1)
General and administrative	(757.836)	(1,4)	(644.827)	(1,2)
Impairment of accounts receivable	(32.809)	(0,1)	(12.772)	-
Other operating income (expenses), net	250.512	0,5	(545.270)	(1,0)
Equity	(3.264)	-	1.076	-
Profit (loss) before financial result	**836.141**	**1,6**	**(136.289)**	**(0,3)**
Financial revenues	1.202.520	2,2	1.082.935	2,0
Financial expenses	(4.136.312)	(7,7)	(3.585.765)	(6,7)
Monetary and exchange rate variations	112.945	0,2	(165.925)	(0,3)
Financial Income (Expenses), Net	**(2.820.847)**	**(5,3)**	**(2.668.755)**	**(5,0)**
Loss before taxes on profit	**(1.984.706)**	**(3,7)**	**(2.805.044)**	**(5,2)**
Taxes on profit	115.854	0,2	(285.634)	(0,5)
Net loss from continuing operations	**(1.868.852)**	**(3,5)**	**(3.090.678)**	**(5,7)**

Discontinued Operations **Net loss from discontinued operations**	-	-	**(50.948)**	**(0,1)**
Net loss for the year	**(1.868.852)**	**(3,5)**	**(3.141.626)**	**(5,8)**
Net income (loss) Continuing operations attributable to	**(1.868.852)**	**(3,5)**	**(3.090.678)**	**(5,7)**
Controlling shareholders	(2.028.559)	(3,8)	(3.115.455)	(5,8)
Non-controlling shareholders	159.707	0,3	24.777	-
Net Loss Discontinued Operations Attributable to	-	-	**(50.948)**	(0,1)
Controlling shareholders	-	-	(50.948)	(0,1)
Non-controlling shareholders	-	-	-	-

Net Revenue

The Company's net revenue decreased by R$189.6 million or 0.4% to R$53,615.4 million in the fiscal year ended December 31, 2023, compared to R$53,805.0 million in the fiscal year ended December 31, 2022. This reduction is mainly justified by (i) the impact of the global oversupply, especially of chicken protein, which persisted for much of 2023, reducing the average price by 2.5%; and (ii) the appreciation of the real against

the dollar (average Ptax 2022 R$5.17 *versus* R$5.00 in 2023), reducing our revenue in reais in international markets. These impacts were partially offset by the 2.2% increase in sales volume.

The Company presents below the tables containing the performance of the net revenue of each segment.

Brazil Segment

Net revenue from the Brazil segment decreased by R$138.9 million or 0.5%, from R$26,997.8 million in the fiscal year ended December 31, 2022 to R$26,858.9 million in the fiscal year ended December 31, 2023, mainly due to a 2% reduction in volumes sold, which was partially offset by a 1.5% increase in average prices, mainly driven by the performance of our processed product portfolio, since the *fresh scenario* also in the domestic market suffered from the effects of the oversupply of chicken, being further aggravated by the temporary blockades imposed by Japan.

In commercial execution, in 2023, the Company revisited its customer service strategy, which allowed it to increase product availability in stores, improve the level of logistics service, expand its customer base Such advances contributed significantly to the expansion of profitability observed in the period.

The following table details the net revenue of the Brazil Segment.

(in thousands of Reais)	fiscal year ended December 31,		
	2023	2022	AH%
Net revenue			
Fresh	5.914.882	5.976.960	(1,0)
Processed	20.601.576	20.878.697	(1,3)
Other Sales	342.460	142.131	140,9
Total	**26.858.918**	**26.997.788**	**(0,5)**

The following table shows the average prices in the Brazil segment:

(in Reais per kg)	fiscal year ended December 31,		
	2023	2022	AH%
Brazil	12,05	11,87	1,5%

International Segment

Net revenue from the Company's international segment decreased by R$251.3 million or 1.0%, from R$24,103.1 million in the fiscal year ended December 31, 2022 to R$23,851.8 million in the corresponding period in 2023. The main factors were: i) a 10.7% reduction in the average prices of products sold by the Company in the foreign market, mainly due to the global oversupply of chicken; ii) the appreciation of the real versus the dollar, impacting our revenue in the segment. This scenario was partially mitigated by the increase in sales volumes (212.2 thousand tons or +10.8% *versus* 2022) because of the evolution of the industrial yield indicator of our efficiency program, BRF+, and the market diversification strategy. The Company won 66 new qualifications throughout 2023 for new destinations in Latin America, Asia, Europe and South Africa, which allowed it the flexibility to capture the best market opportunities in a challenging year for the protein sector.

The following table details the net revenue of the international segment.

(in thousands of Reais)	fiscal year ended December 31,		
	2023	2022	AH%
Net revenue			
In natura	19.888.732	20.044.710	(0,8)
Processed Other	3.765.633	3.679.233	2,3
sales	197.399	379.192	(47,9)
Total	**23.851.764**	**24.103.135**	**(1,0)**

The following table presents the average prices in the international segment:

(in Reais per kg)	fiscal year ended December 31,		
	2023	2022	AH%
International	10,99	12,32	(10,7)

Other segments

Net revenue from the other segments increased by R$200.7 million or 7.4%, from R$2,704.1 million in the fiscal year ended December 31, 2022 to R$2,904.8 million in the corresponding period in 2023, mainly as a result of: i) a higher share of hydrolysates in the Ingredients portfolio, a product with higher added value, ii) growth of the natural super premium segment in Pet Food, reflecting a higher price premium and iii) the execution of punctual arbitrage operations involving the commercialization of grains between regions (markets) as a result of a more active performance in identifying market opportunities that allow for a reduction in origination costs. We also highlight the increase in export destinations because of the market diversification strategy, with emphasis on exports to Norway in Ingredients and to Ecuador and the United Arab Emirates in Pet Food.

The following table shows the average prices of the other segments:

(in Reais per kg)	Period of welve months ended December 31,		
	2023	2022	AH%
Other segments	6,38	5,20	22,5%

Cost of goods sold

The cost of goods sold totaled R$44,781.7 million in the fiscal year ended December 31, 2023, a decrease of 2.0% compared to R$45,672.4 million in the corresponding period in 2022. This reduction in the cost of goods sold in the fiscal year ended December 31, 2023 is mainly explained: (i) by the effect of the drop in grain prices in 2023 due to a larger harvest in Brazil. Due to BRF's chain cycle, this reduction began to impact the Company's results in 3Q23. In the fourth quarter, the variation in the 6-month moving average of the corn price fell by 30.6% y/y and soybean meal by 13.4% y/y; (ii) the reduction in the price of oils used as raw material in margarines, with the most relevant effect being soybean oil, which fell by 30.5% y/y; and (iii) the effects of the efficiency program, BRF+, which is mostly materialized in the result through cost reduction. During the year, the plan advanced consistently on practically all fronts, the most relevant and with the greatest impact on the result being the agricultural indicators of hatching, which evolved 5.6 p.p. y/y, feed conversion of chicken, which evolved 2.5% y/y and mortality, which increased 2.0 p.p. y/y for chicken and 0.7 p.p. for pork. The indicator of performance in industry can also be highlighted, which increased by 5.0 p.p. y/y (being 5.6 p.p. y/y

for chicken yield and 3.5 p.p. y/y for pig yield). The efficiency plan was responsible for the capture of R$525.4 million in the quarter and R$2.2 billion in the year.

Excluding the effects of hyperinflation in Turkey, which in 2023 impacted the cost of goods sold by R$221.2 million, the Company presented a reduction of R$809.8 million or -1.8% in COGS, from R$45,370.4 million (R$9.55/kg) in the year ended December 31, 2022 to R$44,560.6 million (R$9.18/kg) in the year ended December 31, 2023.

Gross profit

The Company's gross profit increased by R$701.0 million or 8.6%, from R$8,132.7 million in the fiscal year ended December 31, 2022 to R$8,833.7 million in the corresponding period in 2023, with a gross margin of 16.5% in the fiscal year ended December 31, 2023, compared to 15.1% in the corresponding period in 2022. This performance is the result of the reduction in our average unit cost, due to the drop in the price of grains and oils used in our chain and the effects of our efficiency program, BRF+.

The following table details the Company's gross profit for the Brazil, International and Other segments.

(in thousands of Reais)	**Twelve-month period ending 31 December**		
	2023	**2022**	**AH%**
Brazil	5.916.699	3.892.719	52,0
International	2.121.851	3.523.769	(39,8)
Other segments	764.791	716.164	6,8
Subtotal	**8.803.341**	**8.132.652**	**8,3**
Corporate	30.360	-	-
Total	**8.833.701**	**8.132.652**	**8,6**

Operating revenues (expenses)

The Company's operating expenses decreased 3.3% (or R$271.3 million) in the fiscal year ended December 31, 2023, from R$8,268.9 million in the fiscal year ended December 31, 2022 to R$7,997.6 million in the fiscal year ended December 31, 2023, mainly due to the factors described below.

Selling expenses

The Company's selling expenses increased by R$387.1 million or 5.5%, from R$7,067.1 million in the fiscal year ended December 31, 2022, to R$7,454.2 million in the corresponding period in 2023, mainly as a result of higher freight expenses. The Company's selling expenses represented 13.9% of net revenue in the fiscal year ended December 31, 2023, an increase of 0.8 p.p. compared to 13.1% in the fiscal year ended December 31, 2022.

General and administrative expenses

The Company's general and administrative expenses increased by R$113.0 million or 17.5%, from R$644.8 million in the fiscal year ended December 31, 2022, to R$757.8 million in the corresponding period in 2023.

Other operating income (expenses), net

Other operating revenues (expenses), net, totaled revenues of R$250.5 million in the fiscal year ended December 31, 2023, compared to an expense of R$545.3 million in the corresponding period in 2022. This variation is mainly explained by the reduction of R$587.7 million related to expenses with leniency agreements

and investigations involving the Company, related to the Carne Fraca and Trapaça operations, as well as by the gain of R$63.2 million on the sale of properties not linked to production and expenses of R$33.5 million related to the reduction in the recoverable value of fixed assets reclassified to assets held for sale (as per note 26 of the financial statements for the fiscal year ended December 31, 2023).

Profit (loss) before financial result

In the fiscal year ended December 31, 2023, the Company posted earnings before financial results in the amount of R$836.1 million, compared to a loss before financial result of R$136.3 million in the corresponding period in 2022, representing an improvement in earnings of R$972.4 million or 713.5%.

The Brazil Segment posted profit before results of R$1,602.3 million, with a better performance compared to the 2022 fiscal year. In 2023, the International segment posted a loss before financial results of R$1,214.2 million, due to price pressure due to the excess global supply of protein, especially chicken. The other segments posted a profit before financial result of R$357.7 million in the year.

The table below shows the Company's profit (loss) before financial results for each segment and for Corporate:

(in thousands of Reais)	**Twelve-month period ending 31 December**		
	2023	**2022**	**AH%**
Brazil	1.602.298	(352.138)	(555,0)
International	(1.214.167)	403.661	(400,8)
Other segments	357.720	440.062	(18,7)
Subtotal	**745.851**	**491.585**	**51,7**
Corporate	90.290	(627.874)	(114,4)
Total	**836.141**	**(136.289)**	**(713,5)**

Net financial income (expenses)

In the fiscal year ended December 31, 2023, net financial income totaled R$2,820.8 million in expenses, representing an increase of 5.7% or R$152.0 million, compared to the fiscal year ended December 31, 2022, which was R$2,668.8 million. Despite an increase in interest expenses on loans and financing due to the increase in the interest rate on the year-to-date CDI (the cumulative CDI was 13.0% in 2023 compared to 12.4% in 2022), this effect was offset by higher interest income on financial investments resulting from the higher cash position, especially after the follow-on in July 2023. In addition, there was (i) a net monetary gain of R$560.7 million from the effects of inflation adjustment resulting from operations in a hyperinflationary economy in Turkey; (ii) higher incidence of interest on taxes to be recovered; and (iii) financial income on other assets and liabilities related to premium gains on bond repurchases, carried out in the second half of the year, of R$46.8 million.

In turn, with regard to monetary, exchange rate and derivative variations that affect the financial result, in 2023, the net effect of the exchange variation of monetary assets and liabilities and derivatives to protect the foreign exchange exposure of the balance sheet totaled -R$151 million, and the interest and fair value of derivatives totaled -R$285 million. Monetary gains related to Turkey's hyperinflation had a total impact of +R$561 million.

Profit (loss) before taxes on profit

As a result of the above, the Company's loss before taxes on profit totaled R$1,984.7 million in the fiscal year ended December 31, 2023, a reduction in loss before taxes on profit of R$820.3 million (or 29.2%) compared to the corresponding period in 2022.

Taxes on profit

Taxes on the Company's profit generated revenue of R$115.9 million in the fiscal year ended December 31, 2023, compared to an expense of R$285.6 million in the corresponding period in 2022. The effective tax rate in the fiscal year ended December 31, 2023 was a credit corresponding to 5.8% of the pre-tax loss compared to an effective tax rate that represented an expense of 10.2% in the corresponding period in 2022. This change was mainly because of exchange rate variation on the Company's investments in foreign subsidiaries and tax losses generated in each period without the recognition of deferred tax assets.

Net loss for the year

As a result of the above, the Company recorded a loss of R$1,868.9 million in the fiscal year ended December 31, 2023, a reduction of R$1,272.7 million or 40.5%, compared to a loss of R$3,141.6 million in the corresponding period in 2022. Eliminating the accounting effects of hyperinflation in Turkey and the debt designated as *hedge accounting* in the consolidated results, the result would have been a net loss of R$1,717.4 million in 2023.

CASH FLOW

Fiscal year ended December 31,		
(in thousands of Reais)	**2023**	**2022**
Net cash generated from operating activities	3.939.397	1.876.384
Net cash applied in investing activities	(2.113.844)	(3.258.787)
Net cash generated (applied) in financing activities	(861.837)	2.255.538
Effect of exchange rate change on cash and cash equivalents	170.019	(271.026)
Net increase (decrease) in cash balance and cash equivalents	**1.133.735**	**602.109**

Net cash generated from operating activities

Net cash flows generated from operating activities amounted to R$3,939.4 million in 2023, compared to cash flows generated from operating activities of R$1,876.4 million in 2022. The increase of R$2,063.0 million is mainly due to the reduction in inventories (totaling R$1,248.9 million) and the reduction in losses with derivative instruments (totaling R$953.7 million).

Net cash applied in investing activities

Net cash flows applied to investment activities in the amount of R$2,113.8 million were recorded in the Company in 2023, compared to net cash flows applied in investment activities of R$3,258.8 million in 2022. The reduction of R$1,145.0 million is mainly due to lower investment in fixed assets and the fact that there were no significant capital increases in affiliates during 2023.

Net cash generated (applied) in financing activities

The Company recorded net cash flows applied in financing activities in the amount of R$861.8 million in 2023, compared to net cash flows generated in financing activities of R$2,255.5 million in 2022. This reduction of US$3,117.3 million is mainly due to the repurchases of US$295.4 million of *senior notes* due 2026 through a *tender offer* and the total early redemption of senior notes due 2024 in the amount of US$300.5 million, both of which occurred in the second half of 2023.

2.2 - Operating and financial results

(a) results of the Company's operations

(i) Description of any important components of the recipe

The following is a breakdown of the Company's products sold in Brazil and to international customers:

Meat products, including:

- chilled and/or frozen fresh meat, which is defined as whole chicken and cuts, as well as frozen pork and turkey; and
- Halal products for the Islamic market according to the Halal method of slaughter.

Processed Food Products, including:

- whole and cut, frozen, marinated chickens (sold under the brand name Chester);
- specialty meats, such as sausages, ham products, bologna, *frankfurter* sausages, salami, bacon and other smoked products;
- *snacks* (Salamitos);
- frozen processed meats, such as hamburgers, *steaks*, breaded meats, kibbehs, and meatballs;
- frozen ready-to-eat foods, such as lasagna, macaroni and cheese, pies, pizzas, as well as other frozen foods;
- plant-based *products*, such as nuggets, pies, vegetables and burgers;
- frozen desserts and cheese bread;
- margarines, butters, cottage cheese and pâtés; and
- others, including soybean meal, refined soybean meal, animal feed and *pet food*.

(ii) factors that materially affected operating results

The Company's operating results, financial condition and liquidity have been and will continue to be influenced by a wide range of factors, including, in addition to the factors already indicated in item 1.4 (c) of the Reference Form (tariff barriers, non-tariff barriers, sanitary barriers, technical barriers, pandemics, outbreaks and animal diseases):

- economic conditions in Brazil and abroad;
- effect of trade barriers and other import restrictions;
- operating and financial results;
- disruptions to consumption and trade patterns, supply chains and production processes resulting from possible pandemics; concerns about ASF, avian influenza and other diseases of human and animal origin;
- sensitivity of the domestic market to changes in global demand, including the effect of the actions of major Brazilian competitors and temporary increases in supply from producers in other countries;
- changes in commodity prices;
- fluctuations in the exchange rate and inflation;
- high-impact geopolitical conflicts (Ukraine vs. Russia; Middle East);
- interest rates; and
- freight and volume costs.

Seasonal factors and volatility that affect both raw material prices and sales prices may materially affect the Company's results.

The Company's production cost depends mainly on the price and supply of corn and soybean meal. Among other raw materials are soybeans, pork and cattle, for example. The selling prices of the Company's products are determined by constant changes in supply and demand that may fluctuate significantly, in addition to other external factors that the Company is unable to control, such as fluctuations in the levels of global domestic production of poultry, pork and cattle, changes in environmental regulations, changes in the economic environment, weather conditions, diseases in animals and crops and costs linked to exchange rates. Any

change in the price or availability of raw materials necessary to produce the Company's products caused by these or other factors may impact the Company.

The economic sector in which the Company operates is also characterized by cyclical periods, where prices and profitability fluctuate because of supply and demand levels. There is no certainty that the Company will be able to adapt adequately to cyclical periods or volatility, which may have adverse effects on the Company's operations or financial results.

Natural disasters, pandemics or extreme weather variations, including floods, droughts, excessive heat or cold, hurricanes or other storms, as well as any disruption to Company plants that require the temporary relocation of functions to other facilities, may impair the growth and health of live animals or interfere with its operations due to power outages, damage to production and processing facilities or interruption of channels or information systems of the Company.

The Company presents further details on these factors below:

World and Brazilian economic situation

The National Monetary Council has set the inflation target in Brazil at 3.0% for 2025, with a variation of 1.5 percentage points up or down. The inflation rate in 2024, measured by the variation of the IPCA, was 4.83%, above the target ceiling of 4.5%, forecast. In the year ended December 31, 2023, the IPCA inflation index was 4.62%, down from 5.79% on December 31, 2022. Price increases often reduce the purchasing power of consumers, especially among the lower income classes, and end up limiting consumption. The Brazilian labor market registered an average unemployment rate of 6.6% in December 2024, according to the IBGE's National Household Sample Survey, which represents an improvement when compared to 7.8% on December 31, 2023 and the 7.9% recorded on December 31, 2022. In addition, after reaching 93.7 points in December 2023, Brazilian consumer confidence regressed slightly and ended 2024 at 92.0 points, according to the Consumer Expectations Survey research of the Getúlio Vargas Foundation (FGV).

In the fourth quarter of 2023, GDP grew 3.2% compared to the previous year, and GDP per capita increased by 5.0% (in current values) compared to 2022, according to the IBGE. On December 31, 2024, the SELIC interest rate was 12.25%, compared to 11.75% on December 31, 2023, and on the date of this filing, the SELIC interest rate was 13.25%.

On December 31, 2024, the real depreciated 27.9% compared to the same date in 2023, going from R$4.84 to US$1.00 on December 31, 2023 compared to R$6.19 to US$1.00 on December 31, 2024.

According to the Brazilian Association of Supermarkets (ABRAS), in December 2024 the consumption of Brazilian households (ex-supermarket sales) in real terms (adjusted by the IPCA) increased by 7.23% compared to December 2023, against an increase of 10.73% in December 2023 compared to December 2022. Year-to-date, real sales of supermarkets grew 3.72% in 2024 compared to 2023.

Effect of export market demand and its consequences on the domestic market

Fluctuations in the demand for poultry, pork and beef products in the international market may affect the trading prices of these items in the Brazilian market. Brazilian exporters tend to redirect products from the international market to the domestic market, increasing the supply of these products locally and often negatively affecting the local price. Consequently, this may affect the Company's net revenue in the domestic market.

During 2024, the Company received authorization to export to several countries, of which the following should be highlighted:

- China, for the export of chicken meat from the Chapecó/SC plant;
- United States, for the Campos Novos pork unit;
- Philippines, for 6 swine units (Herval D´Oeste/SC, Campos Novos/SC, Lucas do Rio Verde/MT;

Lajeado/RS, Toledo/PR; Uberlândia/MG);

- United Kingdom, for 10 units of chicken, turkey and industrialized products (Dourados/MS; Serafina Correa/RS; Chapecó/SC; Capinzal/SC; Toledo/PR; Rio Verde/GO; Lucas do Rio Verde/MT; Marau/RS; Francisco Beltrão/PR; Nova Mutum/MT).

On July 17, 2024, Brazilian authorities identified an outbreak of Newcastle disease at a commercial poultry farm in the municipality of Anta Gorda, in the state of Rio Grande do Sul. In response to the outbreak, MAPA created a zoo health emergency area and implemented strict control and surveillance measures within a radius of 10 kilometers from the affected area to prevent the spread of the disease. The Brazilian Federal Government has also imposed a precautionary embargo on sales of chicken meat, eggs and other poultry products to more than 40 countries, including China, members of the European Union and Argentina. After containing the outbreak, Brazil lifted trade restrictions and resumed its poultry exports in August 2024.

On a contingent basis, BRF reinforced the biosecurity protocols established in the Rio Grande do Sul region, maintaining a routine of sanitary monitoring of the flocks, blocking the transit of birds and strict monitoring of the technical team in the region, established a specific vaccination program for the units, as well as carried out a series of training and alignments with producers and technical teams, reinforcing our commitment to biosecurity.

The Company monitors the actions of its domestic competitors, as they are also impacted by changes in the foreign market and may redirect their products to the domestic or foreign market. In addition, it monitors fluctuations in supply generated by producers in China, the US, the EU and other regions.

Transportation costs

The cost of transporting our products through our domestic distribution network and to foreign customers is significant and affected by fluctuations in the price of oil. In the fiscal years ended December 31, 2024, 2023 and 2022, freight costs from the Company's continuing operations represented approximately 6.2%, 6.9% and 6.3% of our net sales, respectively. In export, the Company ships many of the products in the CFR (cost and freight), CIF (cost, insurance and freight), DDP (delivered with duties paid) modalities, among others, including the payment of freight and insurance costs. In recent years, due to global political instability that could affect oil prices, the Company has included in its agreements with shipping companies an adjustment factor for bunker oil (fuel used in vessels). Despite persistent threats, such as the ongoing war in Ukraine and the growing world population that continues to drive the incessant demand for perishable goods, the meatpacking sector has proven resilient, with all trade routes recording growth since the beginning of 2023, for the first time in more than 24 months.

Regarding Israel's war in Gaza, which began in 2023, the main threat is the Houthi movement from Yemen, targeting all ships passing through the Suez Canal, regardless of their nationality, warning all international shipping companies to avoid the Red Sea route. The alternative found by the shipping companies was the route via the Cape of Good Hope (southern Africa), increasing transit time by an average of 50% compared to the situation before the conflict and generating extraordinary costs for the Company.

The situation exposed above generated a disruption in the flow of ships causing shipment delays, unavailability of equipment and congestion in ports. As a result, shipping companies have adopted alternatives to improve the availability of containers on ships and minimize impacts.

Since 2023, BRF has been negotiating the reduction of its sea freight rates with the challenge of returning to pre-pandemic levels.

For information on the impact of commodity prices and the effects of variations in the exchange rate, inflation and interest rate on the Company's revenue, see item 2.2.c below.

(b) Significant changes in revenues attributable to the introduction of new products and services, changes in volumes and changes in prices, exchange rates and inflation

The Company's revenue is significantly affected by changes in the exchange rate of the Brazilian real against other currencies, such as the U.S. dollar, euro and pound sterling. Revenue is also directly impacted by variations in the price of products in the markets in which the Company operates due to inflation adjustment, due to high inflation rates, in some of its subsidiaries. For more information, see section 2.2(c) below.

(c) impact of inflation, price variation of the main inputs and products, exchange rate and interest rate on the Company's operating results and financial results
Commodity prices

Several of the Company's raw materials are commodities whose prices fluctuate constantly in response to market forces of supply and demand. The Company purchases large quantities of soybean meal, soybeans and corn, which are used substantially in the production of all its own animal feed. For the most part, the prices of the commodities that the Company purchases are expressed in reais. Although input costs are denominated in reais, commodity prices tend to follow international prices and are influenced by exchange rate fluctuations. As of December 31, 2024, purchases of corn, soybean meal and soybeans accounted for approximately 34.61% of the Company's production cost, compared to 41.42% in the same period in 2023. Although the Company produces most of the pig herd it uses in its pork products, the Company also purchased pigs in the spot market in 2024 (1.72% of total pig slaughter).

In addition, the selling prices of many of its products, including all its products to the international market, are highly sensitive to the market price of these commodities and fluctuate with that price. As of December 31, 2024, the average price of soybean meal in Brazil was 13.9% lower than the average price in the same period in 2023, the average price of corn in Brazil was 3.9% lower than the same period in 2023, and the average price of soybean oil in Brazil was 5.7% higher than the same period in 2023. The effect of reductions or increases in raw material prices on gross margin is greater for fresh products than value-added products. The Company's ability to pass on raw material price increases to its selling prices is limited by the prevailing prices of products sold in its domestic and international markets, especially with respect to *fresh products*.

The table below shows, in the periods indicated, the fluctuation of the real against the US dollar, the average daily and period-ending exchange rates and Brazilian inflation measured by the National Consumer Price Index ("**INPC"),** IPCA and General Market Price Index ("**IGP-M**").

(in Reais)	31.12.2024	31.12.2023	31.12.2022
Appreciation (depreciation) of the real against the US dollar	(27,89%)	7,21%	6,50%
Period-End Exchange Rate (U.S.$1.00)(1)	6,19	4,84	5,22
Average (daily) exchange rate (U.S.$1.00)	5,39	4,99	5,17
SELIC base exchange rate (target) at the end of the period(2)	12,25%	11,75%	13,75%
Inflation (INPC)(3)	4,77%	3,71%	5,93%
Inflation (IPCA)(4)	4,83%	4,62%	5,79%
Inflation (IGP-M)(5)	6,54%	(-) 3,18%	5,45%

Source: IBGE, Getúlio Vargas Foundation and Central Bank of Brazil.

(1) The average (daily) exchange rate is the sum of the daily exchange rates based on the PTAX 800 Option 5 transaction, divided by the number of business days in the period.
(2) The SELIC interest rate is the main Brazilian benchmark interest rate.
(3) The INPC is published by the IBGE and measures inflation for families with income between one and eight minimum wages per month in 11 metropolitan regions of Brazil.
(4) The IPCA is published by the IBGE and measures inflation for families with income between one and 40 minimum wages per month in 11 metropolitan regions of Brazil.
(5) The IGP-M assigns different weights to the consumer, wholesale prices and construction prices. The IGP-M is published by Fundação Getúlio Vargas, a private foundation.

The Company's operating results, and financial condition are significantly affected by changes in the exchange rate of the Brazilian real against the U.S. dollar, euro and pound sterling. The Company's sales in international markets are invoiced mainly in U.S. dollars and, in Europe, in euros and pounds sterling, but its operating results are recorded in reais. The depreciation of the real against these currencies increases the amount that the Company received in reais, thus increasing the Company's net revenue related to international markets, and the opposite occurs when the real appreciates against other currencies.

The prices of soybean meal and soybeans, important ingredients in the Company's animal feed, are directly

linked to the U.S. dollar. The price of corn, another important feed ingredient, is also indexed, but at lower levels than soybeans and soybean meal. In addition to soybean meal, soybeans and corn, the Company purchases from its suppliers located abroad, casings for sausages, mineral nutrients for feed, packaging and other raw materials, as well as equipment for use in its production units, which are paid in U.S. dollars or other foreign currencies. When the Brazilian real depreciates against the U.S. dollar, the cost in reais of the Company's raw materials and equipment linked to the U.S. currency increases, and such increases may negatively and materially affect its operating results. On the other hand, the appreciation of the real has a positive effect on its costs since part of them are fixed in US dollars, however this reduction does not immediately affect its operating results because of the length of its poultry and pork production cycle.

As of December 31, 2024, the Company had loans and financing in foreign currency in the total amount of R$12,400.4 million, representing 59.8% of total loans and financing. As of December 31, 2023, the Company had loans and financing in foreign currency in the total amount of R$11,093.4 million, representing 55.2% of total loans and financing. As of December 31, 2022, the Company had loans and financing in foreign currency in the total amount of R$12,549.2 million, representing 53.4% of total loans and financing. Although it manages a portion of its foreign exchange risks through derivatives and future cash flows from exports in U.S. dollars and other foreign currencies, the Company's debt obligations in foreign currency are not completely protected. A sharp depreciation of the real against the U.S. dollar or other currencies would increase the amount of reais that would be needed to meet the debt service requirements of its foreign currency obligations. The Company acts to protect cash flow from revenues and costs denominated or with an important influence of exchange rate variation, based on limits established in its Financial Risk Management Policy, to avoid a distortion of its margins due to the appreciation of the real against the U.S. dollar. In the event of devaluation of the real against the U.S. dollar, the favorable effect on these margins is partially mitigated by the volume of hedging operations contracted with effect in the time horizon determined by the Financial Risk Management Policy. For more details on the Company's operating exposure to foreign exchange, see items 4.3.ii.b – "Exposure of Operating Income" and 4.3.b – "Foreign Exchange Risks" above.

Historically, the Company's operating results, and financial condition have been affected by inflation rates in Brazil. The demand for its products in the domestic market is sensitive to consumer price inflation, as reflected in variations in the INPC and IPCA, and the Company's costs and expenses are mostly incurred in reais. Due to the fact that long-term contracts with suppliers and customers are not customary in the Company's sector and prices are usually negotiated on a monthly or quarterly basis, increases in inflation have an immediate impact on its net revenue and costs.

The IGP-M index is generally used in the negotiation of prices that the Company pays to its suppliers as a reference for inflation. In addition, the Company acquires electricity to operate its production units through long-term contracts that include periodic inflation adjustments, mostly indexed to the IPCA and, to a lesser extent, indexed to the IGP-M.

In terms of personnel costs, salaries are usually adjusted once a year, based on Collective Bargaining Agreements negotiated between representatives of the Company and workers' unions. Generally, the parties, the Company and the union, use the INPC/IBGE as a parameter for these negotiations.

Effects of interest rates

The Company's financial expenses are affected by changes in interest rates that apply to its floating rate debts. The main rates to which the Company was exposed are the CDI (Interbank Certificate of Deposit Rate applied to its foreign exchange swap contracts and some of its other debts denominated in real), IPCA, Secured *Overnight Financing Rate* ("SOFR") and the *Emirates Interbank Offered Rate* (Emirates Offered Interbank Rate, or "EIBOR"). Any increase in the CDI, IPCA, SOFR or EIBOR rates may have an adverse impact on the Company's financial expenses and its results of operations.

2.3 - Changes in accounting practices/Modified opinions and emphases

(a) changes in accounting practices that have resulted in significant effects on the information

provided for in fields 2.1 and 2.2

Not applicable, given that there were no changes in accounting practices that resulted in significant effects on the information provided for in items 2.1 and 2.2 of the Reference Form.

(b) Modified opinions and emphases present in the auditor's report

In the fiscal year ended December 31, 2024, there were no reservations in the reports of the Company's independent auditors, as well as no reservations in the consolidated financial statements for the fiscal year ended December 31, 2023.

2.4 - Material effects on financial statements

(a) Introduction or sale of an operating segment

An operating segment is a component of the Company that carries out business activities to obtain revenues and incurs expenses. The operating segments reflect the way in which the Company's Management reviews financial information for decision-making. In the fiscal year ended December 31, 2024, there was no introduction or sale of operating segments.

(b) incorporation, acquisition or sale of equity interest

All information on the acquisition or sale of equity interest involving the Company is available in item 1.11 of the Reference Form. There is no incorporation, acquisition or sale of equity interest that has caused or is expected to cause material effects on the Company's financial statements.

(c) unusual events or operations

During the fiscal year ended December 31, 2024, there was no unusual event or transaction in relation to the Company or its activities that have caused or are expected to have a material effect on the Company's financial statements or results.

2.5 - Non-accounting measurements

(a) Value of non-accounting measurements

The reconciliations between this information and the amounts disclosed in the financial statements are presented in the following item of this document.

(in thousands of Reais)	**Fiscal Year Ended December 31, 2024**
Net Debt	8.325.057
Adjusted EBITDA	10.507.846
Leverage (Net Debt / Adjusted EBITDA)	0,79
Adjusted EBITDA Margin (Adjusted EBITDA / Net Revenue)	17,1%

Non-accounting measures are generally defined as those used to measure historical performance, financial position or cash flows, but exclude or include amounts that would not be adjusted in the metrics contained in the accounting practices adopted in Brazil and in the international financial reporting standards ("**IFRS**") issued by the *International Accounting Standards Board* ("**IASB**").

Non-accounting measurements do not have standardized meanings or definitions and may not be directly comparable to measurements similarly adopted by other companies because of differences in how they are calculated.

The Company adopts the following non-accounting measurements:

Net Debt

Measured as current and non-current loans and financing, less cash and cash equivalents, less current and non-current restricted cash, less current and non-current securities less derivative financial instruments assets and liabilities, net. Net Debt is a non-accounting measure that complements the Company's financial condition and is used in the management of certain decisions. The presentation of this metric does not indicate that all of the cash balance and cash equivalents, restricted cash and securities are available to repay the loans and financing, particularly as part of the balances are necessary to provide working capital for the Company's business and additionally, part of the cash is of restricted use.

(in thousands of Reais)	As of December 31, 2024
Foreign currency loans and financing	(12.400.412)
Loans and financing in national currency	(8.340.136)
Derivative financial instruments, net	(304.579)
Gross Indebtedness	(21.045.127)
Cash and cash equivalents	11.165.364
Securities	1.217.891
Restricted Box	336.815
Net Debt	(8.325.057)

Adjusted EBITDA and Adjusted EBITDA Margin

The Company also uses the Adjusted EBITDA (*earnings before interest, tax, depreciation and amortization*) metric or EBITDA (Earnings Before Interest, Taxes on Profit, Depreciation and Amortization) Adjusted, which is measured in accordance with CVM Resolution No. 156, of June 23, 2022 and corresponds to the net income for the period, less the net result of discontinued operations, plus taxes on profit, financial expenses net of financial revenues (composed of interest income on cash and cash equivalents, interest on taxes to be recovered and other financial income, interest expenses on loans and financing and adjustment to present value and the effect of exchange variation on assets and liabilities and results of derivative financial instruments) and depreciation, amortizations and exhaustions.
The adjustments also include the impacts of weather events, restructuring, expenses related to the sale of businesses, fair value of forests, expenses with acquisitions and integrations, debt designated as *hedge accounting*, hyperinflation effects, equity result and the Weak Flesh and Trickery Operations.

Adjusted EBITDA is used for certain decision-making by Management and is a complementary measure of financial performance and operating cash generation ability. Adjusted EBITDA is a measurement not provided for in Brazilian accounting standards or IFRS (non-accounting measurement) and should not be considered as a substitute for net income (loss), operating cash flow, or as a basis for dividend distributions or other measures of operating performance existing under IFRS.

The Adjusted EBITDA Margin is measured by dividing the Adjusted EBITDA by the net revenue for the period or year.

Finally, the Company uses the Leverage metric, derived from the Net Debt and Adjusted EBITDA metrics, for the purpose of complementing the assessment of its potential ability to pay certain liabilities through the potential generation of operating cash. Leverage is a complementary measurement, not provided for in the Brazilian accounting standards or in the IFRS applicable to the Company (non-accounting measurement), and should not be used as a substitute for any accounting metrics.

(b) reconciliations between the amounts disclosed and the amounts of the audited financial statements

(in thousands of Reais)	Fiscal Year Ended December 31, 2024
Net profit (loss) for the year	3.691.904
(+) Taxes on profit	1.357.969
(+) Net financial income (expenses)(1)	1.790.513
(+) Depreciation, amortization, and depletion	3.524.504
(+) Fair value of forests (2)	78.578
(+) *Impairment* (3)	12.474
(+) Climate Events - RS	112.701
(+) Equity Result	13.675

(+) Hyperinflation effects [4]	(74.472)
Adjusted EBITDA	**10.507.846**
Net revenue	61.379.038
Adjusted EBITDA Margin	**17,1%**

Details of the adjustments:
[1] Includes financial income, financial expenses and monetary and exchange rate variations.
[2] Fair value of forests: increases or decreases, as applicable for each period/year, in the fair value of forests, recognized in the cost of goods sold.
[3] *Impairment*: includes the impairment of assets reclassified to assets held for sale.
[4] Hyperinflation: net losses resulting from the effects of the hyperinflationary economy in Argentina, where the Company had subsidiaries, and also in Turkey, where the Company has a subsidiary, recorded in each item of the income statements for each period.

(c) which is why such measurement is more appropriate for the correct understanding of its financial condition and the result of its operations

Adjusted EBITDA or Adjusted EBITDA is measured in accordance with CVM Resolution No. 156, of June 23, 2022 and corresponds to the net result of the period, less the net result of discontinued operations, plus taxes on profit, net financial result (includes financial income, financial expenses and monetary and exchange rate variations) and depreciation, amortizations and exhaustions. The adjustments also include the impacts of weather events, restructuring, expenses related to the sale of businesses, fair value of forests, expenses with acquisitions and integrations, debt designated as *hedge accounting*, hyperinflation effects, equity result and the Weak Flesh and Trickery Operations.

Management uses Adjusted EBITDA to make certain decisions and understands that it is an appropriate complementary measure of financial performance that allows comparability between periods and demonstrates the Company's operating cash generation potential. Likewise, the Company uses metrics derived from Adjusted EBITDA, such as Adjusted EBITDA Margin, to evaluate performance in relation to net revenue. Adjusted EBITDA is a measure not provided for in IFRS (non-accounting measure) and should not be considered a substitute for net income (loss), operating cash flow or as a basis for dividend distribution or other measures of operating performance existing under Brazilian accounting standards or international financial reporting standards (IFRS). Adjusted EBITDA, as measured by the Company, may not be comparable to similar measures of other companies.

Management also uses the non-accounting measurement of Net Debt to measure the financial condition and payment capacity of certain liabilities of the Company, by comparing certain passive balances and certain active balances, as described in item 2.5 (a) of the Reference Form.

This measurement is relevant given that the Company has a financial policy that aims to establish guidelines for the management of its capital structure and its monitoring.

Net Debt is a measurement not provided for in the Brazilian accounting standards or in the IFRS applicable to the Company (non-accounting measurements) and does not indicate that all the cash balance and cash equivalents and securities are available to pay the loans and financing, particularly since part of the balances are necessary to provide working capital for the Company's business and additionally, part of the cash register is of restricted use.

Finally, the Company uses the Leverage metric, derived from the Net Debt and Adjusted EBITDA metrics as indicated in item 2.5 (a) of the Reference Form, for the purpose of complementing the assessment of its potential ability to pay certain liabilities through the potential generation of operating cash. Leverage is a complementary measurement, not provided for in the Brazilian accounting standards or in the IFRS applicable to the Company (non-accounting measurement) and should not be used as a substitute for any accounting metrics.

2.6 Events subsequent to the financial statements

There are no subsequent events with respect to the latest financial statements for the year ended December 31, 2024.

2.7. Allocation of results

	2024
A. Rules on Retention of Profits	In accordance with the Brazilian Corporation Law, shareholders gathered at an annual general meeting may resolve on the retention of a portion of the net income for the year, allocated to the payment of expenses provided for in a capital budget that has been previously approved. In addition, the Brazilian Corporation Law, as well as the Company's Bylaws, establish that 5% of the net income will be allocated to the constitution of a legal reserve, if it does not exceed 20% of the capital stock. After the payment of the minimum mandatory dividend, the Company's Bylaws establish that 20% of the net income for the year will be allocated to the constitution of reserves for capital increase, until the limit of 20% of the capital stock is reached. In addition, up to 50% of the net income will be allocated to the constitution of the reserve for expansion, until it reaches 80% of the capital stock, in order to ensure investments in permanent assets, or increases in working capital, including through the amortization of the Company's debts, regardless of the withholding of profits linked to the capital budget, and its balance may be used: (i) in the absorption of losses, whenever necessary; (ii) in the distribution of dividends, at any time; (iii) in the redemption, redemption or purchase of shares, authorized by law; and (iv) in the incorporation into the capital stock, including through bonuses on new shares. In addition, the shareholders' meeting may, at the proposal of the management bodies, allocate to the tax incentive reserve the portion of the net income resulting from the tax benefits, which may be excluded from the calculation basis of the mandatory dividend.
B. Rules on Dividend Distribution	According to the Company's Bylaws, the minimum mandatory dividend established is 25%, adjusted under the terms of the Brazilian Corporation Law. In addition, the Company may choose to pay dividends in the form of interest on equity (JCP).
c. Frequency of dividend distributions	Pursuant to the Company's Bylaws and Article 204 of the Brazilian Corporation Law, the Company may prepare half-yearly balance sheets or balance sheets for shorter periods and, based on the results verified, declare, by resolution of the Board of Directors, dividends or interest on equity (JCP) to the account of the profit calculated in this balance sheet. The Company may draw up a balance sheet and distribute dividends in shorter periods, provided that the total dividends paid in each semester of the fiscal year do not exceed the amount of capital reserves referred to in paragraph 1 of article 182 of the Brazilian Corporation Law.
d. any restrictions on the distribution of dividends imposed by legislation or special regulations applicable to the issuer, as well as contracts, judicial, administrative or arbitration decisions	By virtue of an export credit note, bank credit note, deed of issue of debentures and agreement for the assignment of credits linked to agribusiness receivables certificates (CRA) issued by the Company, the distribution by the Company of profits, dividends and/or interest on equity is prohibited if the Company is in default with the fulfillment of any of its pecuniary obligations provided for in such note, except for the minimum mandatory dividends provided for in the Brazilian Corporation Law. On the date of this Reference Form, the Company was up to date with the fulfillment of its pecuniary obligations, therefore, there were no restrictions on the payment of dividends by the Company.
e. Profit Allocation Policy	On November 10, 2021, the Board of Directors approved the Profit Allocation Policy. The full text of the Policy can be found on the Company's Investor Relations website: https://ri.brf- global.com/https://ri.brf- global.com/governanca corporativa/estatuto e-politicas/.

2.8. Material items not disclosed in the financial statements

(a) the assets and liabilities held by the Company, directly or indirectly, that do not appear on its balance sheet (*off-balance sheet items*)

In the normal course of its business, the Company enters into long-term contracts with third parties that mainly include the acquisition of secondary materials, energy inputs, storage and industrialization services, among others, to meet its activities. In such contracts, the agreed prices may be fixed or to be fixed. The contracts provide for termination clauses for non-compliance with essential obligations and the minimum contractually agreed upon is usually acquired and, for this reason, there are no liabilities recorded in addition to the amount that is recognized on an accrual basis. As of December 31, 2024, firm purchase commitments totaled R$4,523.5 million.

(i) written off receivables portfolios on which the entity maintains risks and liabilities, indicating their liabilities

There are no written off receivables portfolios on which the entity has retained or not substantially transferred the risks and rewards of ownership of the transferred asset for the fiscal year ended December 31, 2024.

(ii) contracts for the future purchase and sale of products or services

There are no contracts for the future purchase and sale of products or services not disclosed in the Company's balance sheet as of December 31, 2024.

(iii) Unfinished Construction Contracts

There is no unfinished construction contracts not disclosed in the Company's balance sheet as of December 31, 2024.

(iv) contracts for future financing receipts

There are no contracts for future receipts of financing not disclosed in the Company's balance sheet as of December 31, 2024.

(b) Other items not disclosed in the financial statements

The Company has no material items not disclosed in the financial statements that have or are likely to have effects on its financial condition, revenues and expenses, results of operations, liquidity, capital expenditures that are material to investors.

2.9 - Comments on undisclosed items

(a) how such items change or may change the revenues, expenses, operating results, financial expenses or other items of the Company's financial statements

Firm purchase commitments are set forth in item 2.8 of the Reference Form and will affect the Company's costs and expenses, as well as assets and liabilities when they meet the requirements for recognition under applicable accounting standards.

In the case of instruments with prices to be fixed, variations in the price of services, electricity, commodities, inputs, among others, may significantly affect the Company's future costs and expenses. The management of such risks is carried out in accordance with BRF's Financial Risk Management Policy.

(b) Nature and purpose of the transaction

Such operations are a result of the normal course of the Company's business and are composed of long-term contracts with third parties that mainly include the acquisition of secondary materials, energy inputs, storage and industrialization services, among others to meet its activities. In such contracts, the agreed prices may be fixed or to be fixed. The contracts provide for termination clauses for non-compliance with essential obligations and the minimum contractually agreed upon is usually acquired.

(c) nature and amount of the obligations assumed, and the rights generated in favor of the Company because of the transaction

For a description of the nature of each transaction, as well as the number of obligations assumed and the rights generated in favor of the Company because of the transactions not disclosed in the financial statements, see item 2.8 of the Reference Form.

2.10 - Business Plan

(a) investments

(i) Quantitative and qualitative description of ongoing and planned investments

During the 2025 fiscal year, investments related to the acquisition of fixed assets, intangible assets and biological assets are expected to be made, in line with the strategic needs of growth, qualifications for new markets, operational efficiency, quality and replacement of assets, preserving the company's financial health dynamics. In the fiscal year ended December 31, 2024, investments were made in a total amount of R$2,422.9 million, with a difference of only 0.3% in relation to the investments made in the fiscal year ended December 31, 2023, of R$2,416.6 million.

(ii) Sources of investment financing

The Company has funds from the generation of operating cash, as well as credit lines with financial and development institutions, including loans to encourage rural activities and the issuance of debt securities in the local and international capital markets (see item 2.1.f of the Reference Form for more details on relevant loan and financing agreements).

(iii) relevant divestments in progress and planned divestments

The Company does not have any material investments in progress and does not have any material divestments planned.

(b) provided that it has already been disclosed, indicate the acquisition of plants, equipment, patents or other assets that should materially influence the Company's production capacity

Acquisition of a processing plant in Henan province in China
On November 20, 2024, BRF GmbH, a wholly owned subsidiary of the Company, entered into a binding agreement with Henan Best Foods Co. Ltd., a subsidiary of OSI Group, a U.S. food processing company, to acquire a processed process plant in Henan province, China. The transaction has a total value of US$42,700 million, equivalent to R$246,563 million. The plant has two lines for food processing, with a capacity of 28 thousand tons/year and the possibility of expansion to two additional lines. The closing of this transaction is subject to the verification of conditions precedent applicable to transactions of this nature, including the approval by the regulatory authorities and corporate reorganization of the assets that constitute the plant.

Acquisition of stake in Addoha Poultry Company
On November 31, 2024, BRF Arabia Holding Company, a joint venture owned 70% by BRF and 30% by Halal Products Development Company, in turn a wholly owned subsidiary of Saudi Arabia's Public Investment Fund ("PIF"), entered into a binding agreement to acquire 26% of Addoha Poultry Company ("Addoha"), a company that operates in the slaughter of chickens in the Kingdom of Saudi Arabia. The transaction has a total value of SAR 316.2 million (equivalent to R$511.1 million), of which SAR 216.2 million (equivalent to R$349.5 million) will be paid in Addoha. On January 14, 2025, BRF Arabia and Addoha's current shareholders entered into a shareholders' agreement, the purpose of which is to ensure effective participation in Addoha's management and allow BRF *and HPDC's know-how* to contribute to maximizing synergies between the entities.

(c) New Products and Services

(i) Description of ongoing research already released

The Company's Research, Development and Innovation ("**RD&I**") activities comprise agricultural research and innovation and the research and development of products and processes. The Product Research and

Development team is in Jundiaí, in the State of São Paulo, where the *BRF Innovation Center* ("**BIC**") is located.

The BIC has a total area of 13,500m². The building exemplifies the Company's commitment to investing in RD&I to create and add value to its products, processes and services. Its structure was developed to establish standards of technological development in the food industry, including the areas of research and development of meat, pasta, margarine, vegetables, packaging, graphic arts, visual standardization of packaging, supplier quality, regulatory affairs, sustainability and animal welfare. The facility has meeting rooms, a pilot unit, areas for testing and sensory evaluation, packaging laboratories, kitchens with food service, a library and spaces for *brainstorming* and *benchmarking* with potential partners. The pilot unit installed at BIC can faithfully reproduce all the manufacturing processes available on an industrial scale at BRF, allowing the development of new products and the optimization of existing products in the Company's portfolio to be carried out quickly, effectively and economically.

The Company considers investments in RD&I as a fundamental factor for maintaining competitive advantages, including optimizing the production chain, improving sustainability factors, and launching innovative products meeting the expectations and needs of consumers, customers and markets. In addition to investments, the management of technical knowledge is a fundamental asset for building and maintaining the value of your product portfolio. The knowledge management process throughout 2024 was incorporated into more than 71 product projects. The incorporation of knowledge management tools allows the learning and technologies developed in the projects to be organized in a way that facilitates consultation, records technologies and allows agility in the execution of future projects.

The agricultural RD&I area aims to strengthen competitiveness through the continuous introduction of new technologies. The goal of these activities is to reduce production costs, improve product quality and customer satisfaction, and meet consumer demands, as well as provide better animal welfare. For this, there is the maintenance of a team of qualified and experienced specialists to experiment with new products and new technologies applied to agriculture. This team includes highly qualified researchers, doctors and masters, veterinarians, agronomists, zootechnicians and technicians. In addition, there are collaboration agreements with several universities, government research institutions and innovative private companies, and various research incentives provided by government research and development agencies are used. The Company believes it has one of the largest agricultural experimental research facilities for poultry and swine in the world and has an experimental research structure for poultry and swine, with an experimental feed mill and 19 experimental sheds, which are distributed in four experimental farms, located in the State of Santa Catarina, with a total of 1,392 experimental stalls for evaluations of the impact characteristics in the production chain. In addition, the Company has eight bromatology laboratories, five laboratories with Near *Infrared Spectroscopy* (NIRS) for receiving grains and five animal health laboratories that support research activities and operation.

The formal research department has field research initiatives in the production system that allows to evaluate all technologies in real production conditions. Field research is also used to calculate the productivity and financial impact of innovations and establish the appropriate time to introduce a new technology. The Company believes that the field research system brings an advantage in relation to other research centers and other companies in the sector. Regarding RD&I product projects, research projects are underway on the reduction of additives in meat products, natural ingredient solutions to extend the shelf life of products with a guarantee of food safety, new packaging and reduction of the use of packaging materials. Another important front in research projects is related to the reduction and optimization of costs in the formulation of products, always balancing accessibility, sensory and nutritional aspects with consumer demands.

In addition, the Company has its own program for the genetic improvement of pigs on eight farms, competing with global commercial genetic packages, which meets 70% of BRF's annual demand. The program has a highly qualified team that includes geneticists, specialists in reproduction, meat quality and management. In 2022, an upgrade was initiated in the genomics sector, which has been improved and optimized in terms of quality control of genomic information.

The Company has benefited from tax credits from the Ministry of Science, Technology and Innovation (Ministry of Science, Technology and Innovation) since 2009, to encourage research in innovation, called Lei do Bem.

This program supports technological innovation based on the development of new products and new manufacturing processes and incremental improvement in real products or processes. In recent years, research partnerships have been established in projects funded by EMBRAPA, FINEP, CNPq and BNDES, in different areas of research.

The Company has researchers and project managers who are dedicated to continuously contributing innovative ideas to the RD&I segment, while optimizing costs, processes and formulations. The Company has developed a unique step-by-step process, which is managed by a cross-functional team to make bi-monthly decisions on potential innovations. With this, the Company can accelerate the decision-making process, in a very complex chain, considering multiple points of view.

(ii) Total amounts spent on research to develop new products or services

In the fiscal year ended December 31, 2024, the Company spent R$66.1 million on RD&I activities in accordance with the accounting criteria of the Lei do Bem. The Company understands that investing in RD&I is a key factor in maintaining its competitive advantages, whether to optimize its production chain, improving sustainability, as well as launching innovative products, meeting the expectations and needs of consumers, customers and markets.

(iii) projects in development already disclosed

The Company has its own swine genetic improvement program, which is competitive with the programs of international genetics companies. This program currently serves, by choice, 70% of the Company's production. The program has six core farms in the State of Santa Catarina, with a staff of 136 active employees, a farm in the State of Goiás, with a staff of 42 active employees, in addition to a backup farm in the state of Minas Gerais. Today, the Company has a tissue bank with more than 690 thousand samples of genetic material and a series of works were carried out to incorporate genomic evaluation and in 2021 it began the process of selecting animals using genomic genetic values. To make this technological leap possible, the Company established partnerships with six centers of the Brazilian Agricultural Research Corporation (EMBRAPA), research centers, universities and research and development agencies (BNDES, Finep, CNPq and FAPESP) and formed a staff with seven geneticists.

The Company's integrated agricultural innovation process is based on interfaces with companies and research centers, characterized by the sharing of the use of physical structures and technical staff, to solve the main demands for the development of joint work, but mainly resulting in the feedback of innovation proposals from the technological development network itself.

BIC's RD&I team works together with the Quality Assurance area in the adoption of international quality assurance, *food safety* and *food fraud* practices, in addition to the development of monitoring systems for monitoring products and industrial processes.

(iv) Total amounts spent on developing new products or services

In addition to the amounts presented in item (ii) above, in 2024, in line with consumer trends, such as convenience, practicality, healthiness and indulgence, BRF continued to innovate. Under the Sadia brand, the Company increased its breaded portfolio with the *Xtreme line* with the new nacho cheese and cheddar flavors, as well as *the Pop Nuggets* with tempura breading. In the Cold Cuts category, Sadia made history with the Mignoneto, made with 100% pork filet mignon, it is a source of protein that has fewer calories and less fat. Perdigão expanded its Na Brasa line with new barbecue products, such as the new hamburgers in single packages in the picanha and rib versions. For Christmas, Perdigão launched the Chester Sausage betting on the diversification of occasions that go beyond supper.

In 2024, the Company launched, in partnership with Marfrig, the Bassi Hamburgers, gaining the signature of Sadia Bassi, the Perdigão Hamburgers, now being endorsed by Montana, and the new cut of pre-baked beef ribs in the Sadia commemorative line. In margarine, in 2024, we reinforced our focus on regionalities. Deline,

the best-selling margarine in the Northeast region, gained prominence with the new flavor inspired by the local cuisine, Deline corn flavor, developed and approved by consumers in the region.

(d) opportunities included in the Company's business plan related to Environmental, Social and Governance ("ESG") issues

The Company has formalized its commitment to be Net Zero by 2050, contributing to global efforts against global warming, and has taken concrete steps in this direction. In 2024, we had our targets approved by the *Science Based Target initiative* (SBTi), making us the 1st company in the food sector in Brazil to have targets according to the new *Forest, Land and Agriculture* ("FLAG") methodology, which considers emissions from forests, land use and agriculture.

Although it is responsible for about 20% of global emissions, the global Forests, Land and Agriculture (FLAG) sector has the potential to absorb a significant number of existing emissions into the atmosphere. Recognizing the importance of this sector for meeting the goals of the Paris Agreement, the SBTi published, in September 2022, a guide with guidelines for setting science-based goals for companies in the FLAG sector. This guide requires companies to account for their FLAG emissions and provide pathways to decarbonization, in line with the 1.5 degrees Celsius scenario.

The limitation to the 1.5ºC scenario and the incorporation of FLAG emissions into BRF's inventory, such as emissions from animal husbandry and emissions from land use change in grain origination, make the company's goals even more ambitious.

The company's new commitment is to reduce direct emissions from its operations (scopes 1 and 2) by 51%, including emissions generated by factories, distribution centers and energy consumption in its own operations. As for indirect emissions, which cover the value chain (scope 3), responsible for 98% of the company's emissions, the goal is to reduce 35.7%, with the challenge of becoming a NetZero company, neutralizing its residual emissions. The company also commits to zero deforestation in its supply chain, both direct and indirect, by 2025.

To meet its goals, BRF has the Net Zero Plan, a strategic initiative based on four fronts of action: the commitment to a direct and indirect supply chain free of deforestation; the promotion of low-carbon agriculture, reconciling production and environmental conservation; the transition to a renewable energy matrix; and the increase in operational efficiency, seeking to optimize the consumption of energy resources and adopt lower emission technologies in our operations.

On the renewable energy front, with the partnerships signed with Auren Energia S.A. and the Powerchina Group for the construction of wind and solar farms, respectively, BRF has been advancing towards its commitment to have 100% renewable electricity by 2030. Investments of around R$132 million in clean energy were announced, covering three important pillars that support the Company's business: sustainability, by reducing greenhouse gas emissions; the economic, due to cost competitiveness; and operational, by ensuring the supply of energy to its units.

In search of a deforestation-free chain, our commitment to monitoring 100% of the biomes we operate in Brazil. We achieved 100% monitoring of direct grain suppliers and 100% of indirect suppliers in the Amazon and Cerrado, which correspond to 62% of the volume purchased. Considering all biomes, we have achieved 100% traceability of direct suppliers and 100% of indirect suppliers, anticipating the public goal of achieving 100% monitoring by 2025.

To achieve this result, we use a technological platform for territorial monitoring, which allows you to register the properties of your suppliers and monitor them to ensure a more sustainable supply. Among the tools used to confirm the eligibility of suppliers, the Company highlights the following procedures: Embargoes from IBAMA, ICMBio and State Secretariats of the Environment (when available), deforestation detected by PRODES, overlaps with indigenous lands, quilombolas and conservation units. These criteria are in line with the best market practices. In addition, analyses are carried out systematically across our entire supplier base.

For suppliers who do not comply with the criteria established in our Sustainable Grain Purchasing Policy, the Company makes the preventive block and evaluates the case. For extraordinary cases, which do not fit into the Decision-making flow, the Company formed the Multidisciplinary Committee on Grain Sustainability, composed of the Commodities, Sustainability, Reputation, Compliance and Legal areas. The Committee evaluates, from the point of view of each area, whether to maintain or suspend negotiations. In addition to monitoring, the Company engages with its partners for joint solutions that bring benefits to the chain.

To integrate producers into the sustainability agenda, the Company has entered partnerships with financial institutions in order to pay for the installation of solar panels on the properties of its members. Currently, about 66% of the volume of our poultry and pork production came from integrated with photovoltaic energy. This result means that more than 3,800 producers are already producing with solar energy. In addition to the environmental advantage, the migration has provided them with an average reduction of 95% in energy costs. The total generated in these properties is equivalent to the consumption of a city of 230 thousand inhabitants.

Reinforcing its commitment and standardization in animal welfare, in 2023 the Company fulfilled the public commitment related to the creation of cage-free birds globally and completed the certification of 100% of the industrial units in poultry and swine slaughter in Brazil. Through the global Animal Welfare Made at BRF program, the Company has established policies, standards, processes and indicators according to the specificities of each location where it operates. The program is premised on the concept of the five domains of Animal Welfare, an evolution of the five animal freedoms developed in 1979 by the *Farm Animal Welfare Committee* (FAWC). Senior leadership is engaged in the program and the Company has a diverse group of experts to make decisions about the care and facilities that involve the animals.

Since 2012, the BRF Institute has been operating in all municipalities in Brazil with a BRF presence with a focus on accelerating social impact initiatives and managing the company's Corporate Volunteer Program. The BRF Institute's lines of action include the topics of health and food safety, food waste reduction, entrepreneurship and professional education. The Institute contributes to bringing BRF closer to the surrounding community, through social relations and development and the construction of a positive reputation for the Company. Finally, because of the independent investigations, on December 28, 2022, the Company signed a Leniency Agreement with the CGU AGU addressing issues related to the operations conducted by Brazilian government entities, also demonstrating advances in the area of Governance.

Through the Leniency Agreement, the Company assumed the following commitments: (i) to pay the total amount of R$583.9 million; and (ii) continuously improve its integrity program with the support and monitoring of the CGU. Also, due to the Leniency Agreement, the signatory authorities will file any administrative proceedings against BRF, in addition to undertaking not to file lawsuits against the Company, involving the conducts subject to the Agreement.

2.11 - Other factors that have significantly influenced operational performance

There are no other factors with a material influence on the Company's operating performance.

BRF S.A.

Exhibit II – Information required by Exhibit A to CVM Resolution No. 81/2022

1. Report the net income for the year

Net income for the year 2024 was R$3,213,273,542.81.

2. Inform the total amount and value per share of dividends, including advance dividends and interest on equity already declared

Description	Value (R$)	Value per ON Share (R$)	
		Gross	Liquid IRRF
Interest on equity declared on 13.11.2024, updated on 25.11.2024, and paid on 05.12.2024	945.999.706,47	0,58165567149	0,505170676210587
Interest on equity declared on 04.12.2024 and paid on 30.12.2024	199.999.704,81	0,12297160073	0,106749333991202

3. Inform the percentage of net income for the year distributed

Description	Value (R$)	Percentage
Net Income for the Year 2024	3.213.273.542,81	
Legal Reserve	(160.663.577,14)	
Reserve of Tax Inventives	(639.740.964,50)	
Dividend Calculation Basis/JCP	2.412.869.001,17	
Total Gross Interest on Equity	1.145.999.411,28	
Income Tax at Source on JCP (*)	(150.777.739,73)	
Total Net Dividends/Interest on Equity	995.221.671,55	41.2 %

(*) income tax at source does not consider immune/exempt shareholders

4. Inform the global amount and the value per share of dividends distributed based on profit from previous years

Not applicable.

5. Inform, after deducting the anticipated dividends and interest on equity already declared:

a. The gross amount of dividends and interest on equity, in a segregated manner, per share of each type and class

Not applicable, given that no new dividends or interest on equity will be declared.

b. The form and term of payment of dividends and interest on equity

Not applicable, given that no new dividends or interest on equity will be declared.

c. Possible incidence of adjustment and interest on dividends and interest on equity

Not applicable, given that no new dividends or interest on equity will be declared.

d. Date of the declaration of payment of dividends and interest on equity considered to identify the shareholders who will be entitled to receive it

Not applicable, given that no new dividends or interest on equity will be declared.

6. If there has been a declaration of dividends or interest on equity based on profits calculated in half-yearly balance sheets or in shorter periods

a. Inform the number of dividends or interest on equity already declared

1. R$946,000,000.00, referring to interest on equity declared on November 13, 2024, updated on November 25, 2024, and paid on December 5, 2024;
2. R$200,000,000.00, referring to interest on equity declared on December 4, 2024 and paid on December 30, 2024.

b. Inform the date of the respective payments

As mentioned above, the interest on equity declared on 13 November 2024 was paid on 5 December 2024, while the interest on equity declared on 4 December 2024 was paid on 30 December 2024.

7. Provide a comparative table indicating the following values per share of each species and class:

a. Net income (loss) for the year and the previous three (3) years

Year	2024	2023	2022	2021
Value R$	**1,93**	**(1,49)**	**(2,96)**	**0,52**

b. Dividends and interest on equity distributed in the previous three (3) fiscal years

In the three previous fiscal years, there was no distribution of dividends or interest on equity by the Company.

8. If profits are allocated to the legal reserve

a. Identify the amount destined for the legal reserve

The amount allocated to the legal reserve was R$160,663,577.14.

b. Detail how to calculate the legal reserve

The allocation of a portion of the net income to the legal reserve is determined by article 193 of Law No. 6.404/1976 and aims to ensure the integrity of the capital stock.

The amount corresponding to 5% of the net income for the fiscal year 2024, in the amount of R$160,663,577.14, was allocated to the constitution of the legal reserve.

On December 31, 2024, the balance of the legal reserve was R$160,663,577.14, which was equivalent to **1**% of the Company's capital stock on the same date.

9. If the company has preferred shares with the right to fixed or minimum dividends

a. Describe how fixed or minimum dividends are calculated

The Company does not have preferred shares entitled to fixed or minimum dividends.

b. Inform whether the profit for the year is sufficient for the full payment of fixed or minimum dividends

The Company does not have preferred shares entitled to fixed or minimum dividends.

c. Identify if any unpaid installment is cumulative

The Company does not have preferred shares entitled to fixed or minimum dividends.

d. Identify the overall amount of fixed or minimum dividends to be paid to each class of preferred shares

The Company does not have preferred shares entitled to fixed or minimum dividends.

e. Identify the fixed or minimum dividends to be paid per preferred share of each class

The Company does not have preferred shares entitled to fixed or minimum dividends.

10. Regarding the mandatory dividend

a. Describe the method of calculation provided for in the statute

The mandatory dividend is provided for in article 36 of the Bylaws, corresponding to 25% of the net income for the year, adjusted in accordance with the provisions of article 202 of Law No. 6.404/1976. Thus, to determine the calculation basis of the mandatory dividend due to shareholders, the amounts allocated to the legal reserve and the tax incentive reserve were deducted from the amount corresponding to the net income for the year 2024.

b. Inform if it is being paid in full

The mandatory dividend is being paid in full.

c. Inform the amount that may be withheld

There is no provision for dividend retention.

11. If the mandatory dividend is withheld due to the company's financial situation

a. Enter the withholding amount

There will be no withholding of any amount related to the mandatory dividend.

b. Describe, in detail, the company's financial situation, including aspects related to liquidity analysis, working capital and positive cash flows

There will be no withholding of any amount related to the mandatory dividend.

c. Justify the withholding of dividends

There will be no withholding of any amount related to the mandatory dividend.

12. If there is destination of the result for contingency reserve

a. Identify the amount earmarked for the reserve

There is no proposal to allocate the net income to constitute a contingency reserve.

b. Identify the loss considered likely and its cause

There is no proposal to allocate the net income to constitute a contingency reserve.

c. Explain why the loss was considered likely

There is no proposal to allocate the net income to constitute a contingency reserve.

d. Justify the constitution of the reserve

There is no proposal to allocate the net income to constitute a contingency reserve.

13. If there is allocation of results for the reserve of unrealized profits

a. Inform the amount destined for the unrealized profit reserve

There is no proposal to allocate the net profit to the constitution of unrealized profit reserves.

b. Inform the nature of the unrealized profits that gave rise to the reservation

There is no proposal to allocate the net profit to the constitution of unrealized profit reserves.

14. If the result is allocated to statutory reserves

a. Describe the statutory clauses that establish the reservation

Article 36 of the Bylaws establishes that the balance of net income, verified after the constitution of the legal reserve and the distribution of the mandatory dividend, will be allocated as follows: (i) 20% for the constitution of reserves for capital increase, up to the limit of 20% of the capital stock; and (ii) up to 50% for the constitution of the reserve for expansion, until it reaches 80% of the capital stock, for the purpose of ensuring investments in permanent assets, or increases in working capital, including through amortization of the Company's debts, regardless of the withholding of profits linked to the capital budget, and its balance may be used: (i) the absorption of losses, whenever necessary; (ii) in the distribution of dividends, at any time; (iii) in the redemption, redemption or purchase of shares, authorized by law; and (iv) in the incorporation into the capital stock, including through bonuses on new shares.

b. Identify the amount earmarked for the reserve

The amount proposed to be allocated to (i) the Capital Increase Reserve is R$482,573,400.23, corresponding to **20%** of the adjusted net income for the fiscal year of 2024 and; (ii) Expansion Reserve is R$796,275,141.80, corresponding to **33%** of adjusted net income for fiscal year 2024.

c. Describe how the amount was calculated

The amount allocated to the statutory reserves results from the allocation of net income for the year, less the amount attributed to the legal reserve, the tax incentive reserve and interest on equity and dividends paid to shareholders, as shown below:

Description	Value (R$)
Net Income for the Year 2024	3.213.273.542,81
Actuarial gains	11.978.952,14
Legal Reserve	160.663.577,14
Tax Incentive Reserve	639.740.964,50
Interest on Equity	1.145.999.411,28
Amount Allocated to the Statutory Capital Increase Reserve	482.573.400,23
Amount Allocated to the Statutory Expansion Reserve	796.275.141,80

15. If there is retention of profits provided for in the capital budget

a. Identify the amount of the withholding

There is no proposal for retention of profits provided for in the capital budget.

b. Provide copy of capital budget

There is no proposal for retention of profits provided for in the capital budget.

16. If the result is allocated to the tax incentive reserve

a. Enter the amount earmarked for the reservation

The amount allocated to the tax incentive reserve was R$639,740,964.50.

b. Explain the nature of the destination

The nature of the destination in question is government donations or subsidies for investments (state incentive programs that translate into ICMS credits).

BRF S.A.

Exhibit III – Information on the compensation of the Management and the Fiscal Council (Item 8 of the reference form, according to CVM Resolution No. 80/2022)

8.1 - Remuneration policy or practice

(a) objectives of the compensation policy or practice, informing whether the compensation policy has been formally approved, the body responsible for its approval and, if the Company discloses the policy, places on the world wide web where the document can be consulted.

The Company's compensation policy for its managers, including members of the Board of Directors, members of the Fiscal Council and statutory and non-statutory officers, aims to attract, engage and retain professionals who have qualifications, competence and a profile appropriate to the characteristics and needs of the business. Likewise, it aims to create a reward and incentive plan appropriate to the sustainable conduct of business, aligning the short and long-term strategic interests of shareholders with the best market practices and corporate governance.

It is also worth mentioning that the Company has a People, Governance, Organization and Culture Committee, an advisory body to the Company's Board of Directors that, among other duties, is responsible for periodically analyzing the fixed and variable compensation strategy adopted, issuing its recommendations in this regard, as well as suggesting any modifications to be implemented in the compensation policy for consideration. deliberation and approval of the Board of Directors.

The Company's compensation policy was approved by the Board of Directors on December 7, 2023 and is available for access by shareholders, investors and the market in general on the Company's Investor Relations (http://ri.brf-global.com) and CVM websites.

For more details on the methodology adopted, see item (b) (iii) below.

(b) Practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and the Executive Board

(i) bodies and committees that participate in the decision-making process and how they participate

The individual compensation of the Board of Directors and the Executive Board is periodically reviewed and analyzed by the People, Governance, Organization and Culture Committee with the support of the Vice President of Human Resources and the Global President, discussing the general principles of the compensation policy and recommending to the Board of Directors its correction or improvement.

(ii) Criteria and methodology used to set individual remuneration

The individual compensation of managers (including members of the Committees) and members of the Fiscal Council is periodically compared with market practices (through the selection of large companies that have structured policies and good practices in human capital management, with good employment conditions at all organizational levels and that have a balanced compensation composition), through salary surveys carried out through specialized consultancies, in addition to monitoring inflation for the period, assessing the need for adjustment in the components of remuneration.

(iii) Frequency and form of evaluation by the Board of Directors for adequacy of the remuneration policy

The People, Governance, Organization and Culture Committee annually evaluates the guidelines and

compensation practices of the Company's managers and employees and, if deemed necessary, submits to the Board of Directors a recommendation for modification of the compensation adopted so far.

(c) Composition of remuneration

(i) description of the elements of remuneration and the objectives of each of them

- **Its objectives and alignment with the issuer's short, medium and long-term interests**

The practice adopted by the Company in relation to the various components of compensation is aligned with short, medium and long-term interests, to the extent that, when defining the components of compensation, it seeks alignment between the interests of the Company and the managers. Fixed compensation is defined according to market practices, as previously described, aiming at attracting and retaining the professional and rewarding individual performance. Short-term variable compensation, which represents a significant portion of total compensation, is linked to performance indicators achievable within one year; this determination aims to remunerate in accordance with the market and, mainly, the Company's growth, profitability and other non-financial indicators, since the established goals, if achieved, project the Company to a level of growth and profitability desired by shareholders and investors, conditioning the executive's earnings to the continuity of the business, thus promoting an attitude of commitment and sustainability of the participants in this plan.

In addition, the Company's share-based compensation plans were created to strengthen alignment with shareholders to create a long-term vision and commitment in executives, promoting the knowledge, skills and behavior necessary for the continuity of the business, in addition to reinforcing the level of attraction and retention of its main executives.

Currently, statutory and non-statutory directors and executive managers are eligible for the share-based compensation program. In terms of instruments, the Company has *stock options*, restricted shares and performance shares, although in recent years it has granted executives only restricted shares and performance shares, which, in turn, are an excellent instrument for aligning interest linked to a goal of generating shareholder value.

Board of Directors

All members of the Board of Directors, including the Chairman of the Board of Directors, receive fixed remuneration, consisting of 12 monthly payments, which is established in accordance with legislation and market standards, and aims to adequately compensate directors for participation in meetings and for their contributions to said body.

When applicable, some members of the Board of Directors may receive other amounts related to direct and indirect benefits (medical care, dental care, life insurance), benefits for termination of office (clauses provided for in a non-compete agreement), post-employment benefit (private pension), additional for participation in committees and long-term incentives (share-based compensation plan).

Fiscal Council

All members of the Fiscal Council receive fixed remuneration, consisting of 12 monthly payments. The compensation is determined at the respective general meeting that approves its election, and is not less, for each member in office, than ten percent of the average amount attributed to the Board of Executive Officers, not including benefits and other variable installments, as established in the Brazilian Corporation Law. Alternates do not receive any other type of remuneration, receiving remuneration only for the meetings they attend.

Executive Board

The global and annual compensation of the members of the Executive Board is determined by the Board of

Directors based on market practices (see item (b) (iii) below) and is composed of fixed and variable short-term and long-term compensation. The remuneration of the members of the Executive Board may include any additional bonuses aimed at attracting and retaining professionals. This composition aims to promote the execution of strategic planning and the pursuit of results in a coherent, transparent manner and focused on the interests of the organization, shareholders and other stakeholders.

The fixed remuneration, composed of 13 monthly payments and vacation bonus, aims to compensate for the services provided.

The compensation of the members of the Executive Board may also include amounts related to direct and indirect benefits (medical care, dental care, life insurance, food, *check-up*), severance commitments (funds linked to non-compete commitments, non-solicitation and use of confidential information), hiring and retention incentives that prove necessary and post-employment benefits (private pension), following the best market practices.

Short-term variable compensation is constituted and paid through the Company's Profit-Sharing Program (PLR), which aims to encourage and recognize executives for achieving the Company's short-term results. This incentive is linked to the achievement of pre-established global goals approved at the beginning of each fiscal year by the Board of Directors. The potential to be paid to each executive is based on multiples of monthly salary, collective and individual goals, and individual performance evaluation.

The long-term variable compensation is constituted and paid through (i) a compensation plan based on stock options, approved at the Ordinary and Extraordinary General Meeting held on April 8, 2015 and modified at the Ordinary and Extraordinary General Meeting held on April 27, 2020; and (ii) restricted stock plan, approved at the Ordinary and Extraordinary General Meeting held on April 8, 2015 and modified at the Ordinary and Extraordinary General Meeting held on April 26, 2017, at the Extraordinary General Meeting held on May 25, 2018, at the Ordinary and Extraordinary General Meeting held on April 29, 2019, at the Ordinary and Extraordinary General Meeting held on April 27, 2021, which aims to attract, maintain, motivate executives and generate value for the Company, in addition to being an important mechanism for aligning executives with the interests of shareholders in the long term. The potential to be granted to each executive is determined in multiples of the monthly salary, and the acquisition of rights related to the Restricted Shares may, at the discretion of the Board of Directors, be subordinated, in whole or in part, to the verification of the achievement by the Company of certain performance indexes.

Such compensation composition encourages the search for results by the Executive Board and recognizes the achievement and exceeding of pre-defined goals, directing actions to key indicators and levers to ensure the execution of the strategy and the generation of the Company's results, balancing the short and long term.

Committees

Members of the Board of Directors elected to the composition of the Advisory Committees currently do not receive additional fixed compensation for participation in the Committees. Since 2015, external members who participate in certain Advisory Committees, as decided by the Board of Directors, are entitled to a fixed monthly remuneration.

Currently, members of the Executive Board, statutory or non-statutory, or other employees of the Company who participate in Advisory Committees are not entitled to any additional compensation, unless resolved by the Board of Directors.

- **Your proportion in total compensation in the last 3 fiscal years**

The proportion of each element in the total compensation in relation to the last three fiscal years is shown in the tables below:

	Benefits

2024	Fixed remuneration	Variable remuneration	Post-employment benefits	motivated by cessation Exercise of office	Share-based compensation	Total
Board of Directors	100,00%	-	-	-	-	100,00%
Fiscal Council	100,00%	-	-	-	-	100,00%
Statutory Board of Directors	31,55%	48,15%	1,02%	0,00%	19,29%	100,00%
Non-statutory board of directors	24,15%	49,80%	5,01%	0,00%	21,04%	100,00%
Audit and Integrity Committee	100,00%	-	-	-	-	100,00%
People, Governance Committee, Organization and Culture	100,00%	-	-	-	-	100,00%
Finance and Risk Management Committee	100,00%	-	-	-	-	100,00%
Sustainability Committee	100,00%	-	-	-	-	100,00%

2023	Fixed remuneration	Variable remuneration	Post-employment benefits	Benefits motivated by cessation Exercise of office	Share-based compensation	Total
Board of Directors	100,00%	-	-	-	-	100,00%
Fiscal Council	100,00%	-	-	-	-	100,00%
Statutory Board of Directors	38,00%	32,00%	14,00%	-	16,00%	100,00%
Non-statutory board of directors	28,00%	23,00%	31,00%	-	18,00%	100,00%
Audit and Integrity Committee	100,00%	-	-	-	-	100,00%
People, Governance Committee, Organization and Culture	100,00%	-	-	-	-	100,00%
Finance and Risk Management Committee	100,00%	-	-	-	-	100,00%
Sustainability Committee	100,00%	-	-	-	-	100,00%

2022	Fixed remuneration	Variable remuneration	Post-employment benefits	Benefits motivated by cessation of exercise of the position	Share-based compensation	Total
Board of Directors	88,00%	-	-	-	12,00%	100,00%
Fiscal Council	100,00%	-	-	-	-	100,00%
Statutory Board of Directors	44,00%	0,00%	13,00%	-	43,00%	100,00%
Non-statutory board of directors	51,00%	0,00%	15,00%	-	34,00%	100,00%
Audit and Integrity Committee	100,00%	-	-	-	-	100,00%
People, Governance, Organization and Culture Committee	100,00%	-	-	-	-	100,00%
Finance and Risk Management Committee	100,00%	-	-	-	-	100,00%
Quality and Sustainability Committee	100,00%	-	-	-	-	100,00%
Consumer Intelligence Committee	100,00%					100,00%

- **Its calculation and readjustment methodology**

The People, Governance, Organization and Culture Committee annually analyzes the fixed and variable compensation strategy to be adopted by the Company, which is subsequently submitted to the Board of

Directors for consideration, deliberation and approval.

The compensation of managers, including members of the Committees and members of the Fiscal Council, is periodically compared with market practices (selection of large companies that have structured policies and good practices in human capital management, and that have a balanced compensation composition), through salary surveys carried out through specialized consultancies, in addition to monitoring inflation in the period, assessing the need for adjustment in the components of compensation.

The overall compensation of the members of the Board of Directors, the Fiscal Council and the Executive Board is established at the general meeting of shareholders, considering the elements mentioned in the previous paragraph.

- **Key performance indicators considered, including, where appropriate, indicators linked to ESG issues**

Regarding fixed compensation, the Company is based on market research and the individual performance of its executives.

To determine the values of variable compensation, the performance of the executives is considered through the prior establishment of company goals and individual goals. Payment depends on the achievement of results of indicators such as EBITDA, ROIC, TSR, net income, technical and performance indicators, efficiency gains, occupational safety index, productivity, among others, always in line with the Company's strategy.

In the short-term incentive, the amounts also depend on the achievement of BRF+, our program to capture operational improvements, which aims to ensure the efficiency plan and maintain a clear connection between all the company's goals, including ESG goals. Among the BRF+ indicators for 2025, there are goals such as reducing steam consumption, reducing energy consumption and agricultural management.

BRF+ is, therefore, one of the metrics adopted by the Company for the purpose of triggering and accelerating the receipt of short-term incentives from managers and, in its calculation, considers the achievement of the combo of related goals, including ESG. The achievement of each specific goal that makes up BRF+ (including ESG-related goals) influences the final amount to be distributed as variable compensation to managers.

(ii) reasons justifying the composition of the remuneration

The Company's policy equitably distributes the components of the fixed compensation in order to ensure alignment with market practices and the governance system.

Variable compensation aims to achieve and exceed corporate and individual goals, which induces the sharing of risks and results.

In relation to direct and indirect benefits and post-employment benefits, the managers are subject to the same policies in force applicable to the Company's other employees.

(iii) Unpaid members

There are no members of the Company's Board of Directors, Fiscal Council, Executive Board and non-statutory board of directors who, for any reason, do not receive compensation paid by the Company. In relation to the members of the Committees, as informed in item (b) above, the participants of the Committees who are not members of the Company's management have fixed compensation specifically for their participation in the Committee.

(d) existence of remuneration borne by direct or indirect subsidiaries, subsidiaries or controlling shareholders

There is no existence of remuneration borne by subsidiaries, controlled companies or direct or indirect controllers.

(e) existence of any compensation or benefit linked to the occurrence of a certain corporate event, such as the sale of the Company's corporate control

There is no compensation or benefit linked to the occurrence of a certain corporate event, such as the sale of the Company's corporate control.

8.2. Total remuneration by agency

Total compensation expected for the current fiscal year 12/31/2025 - Annual Values				
	Board of Directors	Statutory Board of Directors	Fiscal Council	Total
Total number of members	9,00	8,00	3,00	20,00
No. of paid members	9,00	8,00	3,00	20,00
Clarification	N/A	N/A	N/A	N/A
Annual fixed remuneration	13.179.755,50	55.079.082,83	943.060,83	69.201.899,15
Salary or pro-labore	13.179.755,50	25.864.578,31	943.060,83	39.987.394,64
Direct and indirect benefits	0,00	6.902.090,77	0,00	6.902.090,77
Committee Memberships	0,00	0,00	0,00	0,00
Other	0,00	22.312.413,74	0,00	22.312.413,74
Description of other fixed remuneration	N/A	Other refers to hiring bonus amounts and retention programs	N/A	N/A
Variable remuneration	0,00	28.588.857,17	0,00	28.588.857,17
Bonus	0,00	0,00	0,00	0,00
Profit sharing	0,00	28.588.857,17	0,00	28.588.857,17
Participation in meetings	0,00	0,00	0,00	0,00
Commissions	0,00	0,00	0,00	0,00
Other	0,00	0,00	0,00	0,00
Description of other variable remuneration	N/A	N/A	N/A	N/A
Post-employment	0,00	0,00	0,00	
Termination of office	0,00	3.867.746,31	0,00	3.867.746,31
Stock-based (including options)	0,00	30.341.497,37	0,00	30.341.497,37
Observation	N/A	N/A	N/A	N/A
Total remuneration	13.179.755,50	117.877.183,67	943.060,83	132.000.000,00

Total Compensation for the Fiscal Year on 12/31/2024 - Annual Values				
	Board of Directors	Statutory Board of Directors	Fiscal Council	Total
Total number of members	9,25*	8,00	3,00	20,25
No. of paid members	9,25*	8,00	3,00	20,25
Clarification	The total number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.	The total number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.	The total number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.	N/A
Annual fixed remuneration	11.121.000,00	33.131.354,67	690.500,00	44.942.854,67
Salary or pro-labore	11.121.000,00	19.859.454,00	690.500,00	31.670.954,00
Direct and indirect benefits	0,00	1.003.466,00	0,00	1.003.466,00

Committee Memberships	0,00	0,00	0,00	0,00
Other	0,00	12.268.434,67	0,00	12.268.434,67
Description of other fixed remuneration	N/A	Other refers to hiring bonus amounts and retention programs	N/A	N/A
Variable remuneration	0,00	50.563.500,00	0,00	50.563.500,00
Bonus	0,00	0,00	0,00	0,00
Profit sharing	0,00	50.563.500,00	0,00	50.563.500,00
Participation in meetings	0,00	0,00	0,00	0,00
Commissions	0,00	0,00	0,00	0,00
Other	0,00	0,00	0,00	0,00
Description of other variable remuneration	N/A	N/A	N/A	N/A
Post-employment	0,00	0,00	0,00	
Termination of office	0,00	1.067.800,00	0,00	=1,067,800.00
Stock-based (including options)	0,00	20.260.511,00	0,00	20.260.511,00
Observation	N/A	N/A	N/A	N/A
Total remuneration	11.121.000,00	105.023.165,67	690.500,00	116.834.665,67

** - According to the Annual Circular Letter 2024 CVM/SEP, the total number of members of each body corresponds to the annual average of the number of members of each body calculated monthly, with two decimal places.*

Total Remuneration for the Fiscal Year on 12/31/2023 - Annual Values

	Board of Directors	Statutory Board of Directors	Fiscal Council	Total
Total number of members	10,00	8,00	3,00	21,00
No. of paid members	10,00	8,00	3,00	21,00
Clarification				
Annual fixed remuneration				
Salary or pro-labore	7.800.000,00	19.342.294,00	588.000,00	27.730.294,00
Direct and indirect benefits	0,00	944.903,00	0,00	944.903,00
Committee Memberships	0,00	0,00	0,00	0,00
Other	0,00	4.950.493,00	0,00	4.950.493,00
Description of other fixed remuneration	N/A	Others refers to hiring bonus amounts and retention programs.	N/A	
Variable remuneration				
Bonus	0,00	0,00	0,00	0,00
Profit sharing	0,00	21.355.717,00	0,00	21.355.717,00
Participation in meetings	0,00	0,00	0,00	0,00
Commissions	0,00	0,00	0,00	0,00
Other	0,00	0,00	0,00	0,00

Description of other variable remuneration	N/A	N/A	N/A	
Post-employment	0,00	0,00	0,00	
Termination of office	0,00	9.071.659,00	0,00	9.071.659,00
Stock-based (including options)	0,00	10.827.048,00	0,00	10.827.048,00
Observation	The total number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.	The total number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.	The total number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.	
Total remuneration	7.800.000,00	66.492.114,00	588.000,00	74.880.114,00

Total Remuneration for the Fiscal Year on 12/31/2022 - Annual Values

	Board of Directors	Statutory Board of Directors	Fiscal Council	Total
Total number of members	10,00	8,00	3,00	21,00
No. of paid members	10,00	8,00	3,00	21,00
Clarification				
Annual fixed remuneration				
Salary or pro-labore	8.885.000,00	17.409.000,00	576.000,00	26.870.000,00
Direct and indirect benefits	0,00	1.085.000,00	0,00	1.085.000,00
Committee Memberships	606.000,00	0,00	0,00	606.000,00
Other	0,00	0,00	0,00	0,00
Description of other fixed remuneration	N/A	N/A	N/A	
Variable remuneration				
Bonus	0,00	0,00	0,00	0,00
Profit sharing	0,00	0,00	0,00	0,00
Participation in meetings	0,00	0,00	0,00	0,00
Commissions	0,00	0,00	0,00	0,00
Other	0,00	0,00	0,00	0,00
Description of other variable remuneration	N/A	N/A	N/A	
Post-employment	0,00	0,00	0,00	
Termination of office	0,00	5.530.000,00	0,00	5.530.000,00
Stock-based (including options)	1.249.000,00	18.184.000,00	0,00	19.433.000,00
Observation	The total number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.	The total number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.	The total number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.	
Total remuneration	10.740.000,00	42.208.000,00	576.000,00	53.524.000,00

8.3. Variable Compensation

Fiscal Year: 12/31/2025

	Board of Directors	Statutory Board of Directors	Fiscal Council	Total
Total number of members	9,00	8,00	3,00	**20,00**
No. of paid members	0,00	8,00	0,00	**8,00**
Clarification	Members do not are entitled to variable compensation for the fiscal year to be ended in 31/12/2025		Members do not are entitled to variable compensation for the fiscal year to be ended in 31/12/2025	
REGARDING BONUS				
Minimum amount provided for in the remuneration plan	0,00	0,00	0,00	**0,00**
Maximum amount provided for in the remuneration plan	0,00	0,00	0,00	**0,00**
amount provided for in the compensation plan, if the established goals were achieved	0,00	0,00	0,00	**0,00**
Amount effectively recognized in the result of the last 3 fiscal years	0,00	0,00	0,00	**0,00**
REGARDING PROFIT SHARING				
Minimum amount provided for in the remuneration plan	0,00	0,00	0,00	**0,00**
Maximum amount provided for in the remuneration plan	0,00	57.177.714,34	0,00	**57.177.714,34**
amount provided for in the compensation plan, if the established goals were achieved	0,00	28.588.857,17	0,00	**28.588.857,17**
Amount effectively recognized in the result of the last 3 fiscal years	N/A	N/A	N/A	**N/A**

Fiscal Year: 12/31/2024

	Board of Directors	Statutory Board of Directors	Fiscal Council	Total
Total number of members	9,25*	8,00	3,00	**20,25**
No. of paid members	0,00	8,00	0,00	**8,00**
Clarification	Members do not are entitled to variable compensation for the fiscal year to be ended in 31/12/2024	-	Members do not are entitled to variable compensation for the fiscal year ended in 31/12/2024.	-
REGARDING BONUS				
Maximum amount provided for in the remuneration plan	0,00	0,00	0,00	**0,00**
Maximum amount provided for in the remuneration plan	0,00	0,00	0,00	**0,00**
amount provided for in the compensation plan, if the established goals were achieved	0,00	0,00	0,00	**0,00**
Amount effectively recognized in the result of the last 3 fiscal years	0,00	0,00	0,00	**0,00**
REGARDING PROFIT SHARING				
Minimum amount provided for in the remuneration plan	0,00	0,00	0,00	**0,00**
Maximum amount provided for in the remuneration plan	0,00	50.563.500,00	0,00	**50.563.500,00**
amount provided for in the compensation plan, if the established goals were achieved	0,00	25.930.000,00	0,00	**25.930.000,00**
Amount effectively recognized in the result of the last 3 fiscal years	0,00	50.563.500,00	0,00	**50.563.500,00**

** - According to the Annual Circular Letter 2024 CVM/SEP, the total number of members of each body corresponds to the annual average of the number of members of each body calculated monthly, with two decimal places.*

Fiscal Year: 12/31/2023

	Board of Directors	Statutory Board of Directors	Fiscal Council	Total

Total number of members	10,00	8,00	3,00	**21,00**
No. of paid members	0,00	8,00	0,00	**8,00**
Clarification	Members do not were entitled to variable compensation for the fiscal year ended on 12/31/2023.		Members do not were entitled to variable compensation for the fiscal year ended on 12/31/2023.	
REGARDING BONUS				
Minimum amount provided for in the remuneration plan	0,00	0,00	0,00	**0,00**
Maximum amount provided for in the remuneration plan	0,00	0,00	0,00	**0,00**
amount provided for in the compensation plan, if the established goals were achieved	0,00	0,00	0,00	**0,00**
Amount effectively recognized in the result of the last 3 fiscal years	0,00	0,00	0,00	**0,00**
REGARDING PROFIT SHARING				
Minimum amount provided for in the remuneration plan	0,00	0,00	0,00	**0,00**
Maximum amount provided for in the remuneration plan	0,00	35.578.869,00	0,00	**35.578.869,00**
amount provided for in the compensation plan, if the established goals were achieved	0,00	23.719.246,00	0,00	**23.719.246,00**
Amount effectively recognized in the result of the last 3 fiscal years	0,00	21.355.717,00	0,00	21.355.717,00

Fiscal Year: 12/31/2022

	Board of Directors	Statutory Board of Directors	Fiscal Council	Total
Total number of members	10,00	8,00	3,00	**21,00**
No. of paid members	0,00	8,00	0,00	**8,00**
Clarification	Members do not were entitled to variable compensation for the fiscal year ended on 12/31/2022.		Members do not were entitled to variable compensation for the fiscal year ended on 12/31/2022.	
REGARDING BONUS				
Minimum amount provided for in the remuneration plan	0,00	0,00	0,00	**0,00**
Maximum amount provided for in the compensation plan	0,00	0,00	0,00	**0,00**
Amount provided for in the compensation plan, if the established goals were achieved	0,00	0,00	0,00	**0,00**
Amount effectively recognized in the fiscal year	0,00	0,00	0,00	**0,00**
REGARDING PROFIT SHARING				
Minimum amount provided for in the remuneration plan	0,00	0,00	0,00	**0,00**
Maximum amount provided for in the remuneration plan	0,00	25.269.000,00	0,00	**25.269.000,00**
amount provided for in the compensation plan, if the established goals were achieved	0,00	16.846.000,00	0,00	**16.846.000,00**
Amount effectively recognized in the result of the last 3 fiscal years	0,00	0,00	0,00	**0,00**

8.4 - Share-based compensation plan

1) Stock Option Grant Plan – Approved at the Ordinary General Meeting held on April 8, 2015 and modified at the General Ordinary Meeting held at the Ordinary General Meeting held on April 27, 2020

(a) General Terms and Conditions

The Company's Stock Option Plan, approved by the Ordinary and Extraordinary Shareholders' Meeting held on April 8, 2015 and amended at the Ordinary and Extraordinary Shareholders' Meeting held on April 27, 2020, is eligible for the Company's officers, non-statutory officers and persons occupying other positions in the Company and/or its subsidiaries. The members of the Board of Directors are not beneficiaries of the options of this plan, however, members of the Board of Directors who are also members of the Executive Board may, as officers, receive grants of options from the Company.

The instrument referring to the Stock Option Plan is based on the concept of stock *options*, which is granted by the Company to the executive a right (and not an obligation) to purchase shares issued by the Company at pre-defined prices (exercise price) and terms.

The approval of the list of participants and the number of options to be granted are determined by the Board of Directors annually and must be linked to the achievement of previously defined results and the valuation of the Company's business. The participation of the executive in a grant cycle does not guarantee its participation in subsequent grants.

To determine the number of stock options, the concept of calculation is used in which, upon reaching an expectation of appreciation of the share issued by the Company in the stipulated grace period (*vesting*), the gain resulting from the option is equal to the target award level for the executive. In this concept, the participant only achieves its earning potential if the shareholders' expectation in terms of business valuation has been met.

The participants of the Stock Option Plan shall enter into individual agreements with the Company for the granting of stock options, through which the participant acquires the right to call on shares issued by the Company, which is a personal and non-transferable right.

The management of the Stock Option Plan is the responsibility of the Company's Board of Directors, respecting the applicable legal requirements and the maximum dilution limits authorized at the shareholders' meeting. It will be authorized to constitute a special Committee to advise it in the administration of the Plan.

(b) Date of approval and responsible body

Approved by the Ordinary and Extraordinary General Meeting held on April 8, 2015 and amended at the Ordinary and Extraordinary General Meeting held on April 27, 2020.

(c) Maximum number of actions covered

The maximum number of shares that may be granted a call option, added to the total number of shares that may be acquired under the Stock Option Plan, is equivalent to 2.5% of the total number of shares issued by the Company, corresponding to 42,061,831 as of December 31, 2024.

(d) Maximum number of options to be granted

The maximum number of options to be granted, added to the total number of shares that may be acquired under the plan, may not exceed the maximum number of shares that may be subject to the grant of call options, which is equivalent to 2.5% of the total number of shares of the Company, corresponding to 42,061,831 shares

on December 31, 2024.

(e) Conditions for the acquisition of shares

The Board of Directors, annually or at such intervals as it deems appropriate, shall set the exercise price of each option and the conditions for its payment, establishing the terms and conditions for the exercise of each option and imposing any other conditions related to such options, provided that the exercise price shall never be lower than the average price of the Company's shares on B3, weighted by the trading volume, in the last 20 trading sessions prior to the grant date, monetarily adjusted by the variation of the Extended Consumer Price Index, published by the IBGE, or by another index that may be determined by the Board of Directors.

Each stock option will entitle the beneficiary to acquire one share of the Company, subject to the terms and conditions set forth in the respective option agreement.

The granting of stock options under the terms of the Stock Option Plan is carried out through the execution of option agreements between the Company and the beneficiaries, who shall specify, without prejudice to other conditions determined by the Board of Directors: (a) the number of options subject to the grant; (b) the Company's performance targets and other terms and conditions for the acquisition of the right to exercise the options; (c) the deadline for exercising the options; and (d) the exercise price and payment terms.

The Board of Directors may subject the exercise of the option to certain conditions, as well as impose restrictions on the transfer of the shares acquired with the exercise of the options and may also reserve for the Company repurchase options and/or preemptive rights in case of sale by the beneficiary of these same shares.

Without prejudice to the foregoing, during a period of one year from the date of exercise of the respective option, the beneficiaries may not sell, assign and/or offer for sale the shares acquired with the exercise of options. If the beneficiary does not have the necessary resources to pay for the exercise of the options, the sale of the shares necessary to pay for the exercise of the options plus the costs and taxes incurred will be allowed. The number of shares subject to the sale restriction will be calculated according to the terms and conditions set forth in the plan.

The option contracts will be entered into individually with each beneficiary, and the Board of Directors may establish different terms and conditions for each option contract, without the need to apply any rule of isonomy or analogy between the beneficiaries, even if they are in similar or identical situations.

The beneficiary who wishes to exercise his option must notify the Company, in writing, of his intention to do so and indicate the number of options he wishes to exercise, under the terms of the communication model to be disclosed by the Board of Directors in due course.

(f) Criteria for setting the acquisition or exercise price

The exercise price of the stock options granted under the Share Option Plan will be determined by the Board of Directors on the grant date, if it will never be lower than the average price of the Company's shares on B3 weighted by the trading volume in the last 20 trading sessions prior to the grant date. monetarily adjusted by the variation of the IPCA or by another index that may be determined by the Board of Directors.

(g) Criteria for setting the acquisition or exercise period

Without prejudice to the other terms and conditions set forth in the respective option agreements, the options shall become exercisable to the extent that the respective beneficiaries remain continuously bound as managers or employees of the Company or of another company under their control, for the period between the date of granting of the options and the dates specified below, as follows:

(a) 1/4 of the options may be exercised from the first anniversary of the grant date;

(b) 1/4 of the options may be exercised from the second anniversary of the grant date;

(c) 1/4 of the options may be exercised from the third anniversary of the grant date; and

(d) 1/4 of the options may be exercised from the fourth anniversary of the grant date.

The options will be exercisable until the last business day of the calendar year in which the sixth anniversary of the grant date is completed. Options not exercised within the stipulated terms and conditions will be considered automatically extinguished, without the right to compensation.

The Stock Option Plan entered into force on the date of its approval by the Company's general meeting and will remain in force for an indefinite period, and may be extinguished, at any time, by decision of the general meeting. The expiration of the term of the plan will not affect the effectiveness of the options still in force granted based on it, nor the validity of any repurchase options and/or preemptive rights in the event of sale by the beneficiary of these same shares and the prohibition on sale mentioned in item "h" above and "I" below.

(h) Settlement Form

The shares subject to the options granted will be derived, as may be resolved by the Board of Directors, from the issuance of new shares within the limit of the authorized capital or from shares held in treasury.

(i) Restrictions on the transfer of shares

During a period of one year from the date of exercise of the respective option, the beneficiaries may not sell, assign and/or offer for sale the shares acquired with the exercise of options.
The Board of Directors may impose restrictions on the transfer of the shares acquired with the exercise of the options and may also reserve for the Company repurchase options and/or preemptive rights, in case of sale by the beneficiary of these same shares.

(j) criteria and events that, when verified, will cause the suspension, alteration or extinction of the plan

The Board of Directors may determine the suspension of the right to exercise the options whenever situations occur that, under the terms of the law or regulations in force, restrict or prevent the trading of shares by the beneficiaries.

The Board of Directors, in the interest of the Company and its shareholders, may review the conditions of the plan, if it does not alter the respective basic principles. Any significant legal change regarding the regulation of corporations, publicly held companies, labor legislation and/or the tax effects of a call option plan may lead to a full review of the plan.

The Stock Option Plan may be amended or extinguished at any time by the Company's general meeting of shareholders.

(k) effects of the manager's departure from the Company's bodies on his rights under the share-based compensation plan

According to the Stock Option Plan, the rules provided for the Company's exit due to dismissals are as follows:

1. In the event of being terminated from the Company by its will, by means of (i) dismissal for just cause, as provided for in the Consolidation of Labor Laws; or (ii) dismissal from his position for violating the duties and duties of a manager, such as those provided for in articles 153 to 157 of the Brazilian Corporation Law and its subsequent amendments; or (iii) negligence of the beneficiary in the exercise of the duties arising from his term of office as administrator; or (iv) criminal conviction related to intentional crimes; or (v) the practice, by the beneficiary, of dishonest or fraudulent acts against the Company or against the companies under its

control; or (vi) any act or omission resulting from the intent or fault of the beneficiary and that is harmful to the business, image, or financial situation of the Company, its shareholders, or any companies under its control; or (vii) significant violation of the instrument that regulates the exercise of the term of office of statutory administrator entered into by the beneficiary with the Company and/or with the companies under its control or of any amendments to such instrument or agreement; or (viii) non-compliance with the Company's Bylaws and/or the companies under its control and other corporate provisions applicable to the beneficiary, as manager, all options already exercisable or not yet exercisable in accordance with the respective option agreement, on the date of its termination, will automatically be extinguished, by operation of law, regardless of prior notice or notification, and without the right to any compensation.

2) Plan for the Granting of Restricted Shares/Performance Shares – Approved at the Ordinary General Meeting held on April 8, 2015 and amended at the Ordinary General Meeting held at the Extraordinary General Meeting held on May 25, 2018, the Extraordinary General Meeting held at the Ordinary General Meeting held on April 29, 2019, and the Extraordinary General Meeting held at the Ordinary General Meeting held on April 27, 2021

(a) General Terms and Conditions

The Company's Restricted Shares/Performance Shares Grant Plan, approved by the general shareholders' meeting held on April 8, 2015 and amended by the general shareholders' meetings held on April 26, 2017, May 25, 2018, April 29, 2019 and April 27, 2021, has as its eligible audience the members of the Board of Directors, the statutory officers, non-statutory officers and executive managers of the Company and/or its subsidiaries. Members of the Board of Directors who are also members of the Board of Executive Officers may only receive grants of restricted shares from the Company as officers.

Concessions are made annually by resolution of the Board of Directors, with a total vesting period of three (3) years. In the fiscal year ended December 31, 2024, in June, we had the *vesting* of the 1st installment of the 2023 grant, with the transfer of 1,160,051 shares, and in July, the *vesting* of the 2nd and 3rd installments of the 2022 and 2021 grants, respectively, with the transfer of 500,657 shares.

The instrument of the Restricted Shares/Performance Shares Plan consists of the granting of restricted shares/performance shares to the participants, which are transferred to the beneficiaries upon compliance with certain conditions described in item 2.h below.

The Board of Directors may establish different terms and conditions for each grant agreement, without the need to apply any rule of isonomy or analogy between the beneficiaries, even if they are in similar or identical situations.

The approval of the list of participants and the number of shares to be granted will be determined by the Board of Directors annually and will be linked to the achievement of previously defined results for the Company and the valuation of the Company's business. The participation of the executive in a grant cycle does not guarantee its participation in subsequent grants.

The participants of the Restricted Shares/Performance Shares Grant Plan shall enter into individual agreements with the Company for the grant of restricted shares, through which the participant acquires the right to grant restricted shares of the Company, according to the criteria described above, a personal and non-transferable right.

The management of the Plan for the Granting of Restricted Shares/Shares for Performance shall be the responsibility of the Company's Board of Directors, in compliance with the provisions of the Company's Bylaws and applicable legislation, as well as respecting the limits of the overall compensation of the managers to be advised by the People, Governance, Organization and Culture Committee and/or another group/collegiate body, defined by him. The Board of Directors, at its sole discretion, may choose to grant to the Beneficiaries part or all of the Restricted Shares to which they are entitled in the form of ADRs backed by shares issued by the Company, subject to the maximum number of shares covered by the plan, as well as any restrictions and

procedures provided for in the applicable laws and regulations.

(b) Date of approval and responsible body

Approved by the general meeting of shareholders held on April 8, 2015 and amended by the general meetings of shareholders held on April 26, 2017, May 25, 2018, April 29, 2019 and April 27, 2021.

(c) Maximum number of actions covered

The maximum number of covered shares that may be granted, added to the total number of shares that may be acquired under the Stock Option Plan, is equivalent to 2.5% of the total number of shares issued by the Company, corresponding to 42,061,831 shares as of December 31, 2024.

(d) Maximum number of options to be granted

The Restricted Shares/Performance Shares Plan contemplates the granting of shares and not stock options.

(e) Conditions for the acquisition of shares

The rights of the beneficiaries in relation to the restricted shares will only be fully acquired if: the beneficiaries remain continuously linked as an administrator or employee of the Company, for the period to be defined by the Board of Directors and established in each Grant Agreement.

Once the conditions set forth above are met, and provided that the applicable legal and regulatory requirements are observed, the Company will transfer to the name of the beneficiary the respective net restricted shares, or transfer the equivalent financial amount, without consideration by the beneficiary.

In addition, the Board of Directors may subject the acquisition of rights related to the restricted shares to any conditions it deems appropriate, as well as impose restrictions on their transfer, and may also reserve for the Company repurchase options and/or preemptive rights in the event of sale by the beneficiary of these same restricted shares.

Without prejudice to other conditions that the Board of Directors deems appropriate, the acquisition of rights related to the Restricted Shares may, at the discretion of the Board of Directors, be subject, in whole or in part, to the verification of the achievement by the Company of certain performance indexes. The manner in which the performance indexes are calculated and their effects on the acquisition of rights related to the Restricted Shares will be defined by the Board of Directors and shall be reflected in the Grant Agreements.

(f) Criteria for setting the acquisition or exercise price

The Restricted Shares/Performance Shares Plan provides for the granting of shares and not stock options. The Restricted Shares/Performance Shares will be granted at no cost to the beneficiary, under the terms and conditions described above.

(g) Criteria for setting the acquisition or exercise period

The rights of the beneficiaries in relation to the Restricted Shares/Performance Shares will only be fully acquired, if the conditions described in item "e" above are verified. The term of exercise will be defined by the Company's Board of Directors and established in each Grant Agreement, considering market practices, as well as the average period necessary for the management of the beneficiaries to impact the appreciation of the shares and the Company's growth.
In addition, the Board of Directors may subject the acquisition of rights related to the restricted shares to certain conditions, as well as impose restrictions on their transfer, and may also reserve for the Company repurchase options and/or preemptive rights in case of sale by the beneficiary of these same restricted shares.

(h) Settlement Form

In order to satisfy the grant of restricted shares under the terms of the Restricted Shares/Performance-based Shares Grant Plan, the Company, subject to applicable law and regulations, will dispose of shares held in treasury, through a private transaction, at no cost to the beneficiaries. The Board of Directors may also establish the payment of such amount in cash or shares, in the manner to be established in the respective Grant Agreement.

(i) Restrictions on the transfer of shares

While the rights to the restricted shares are not fully acquired, under the terms and conditions set forth in item "e" above, the beneficiary may not pledge, sell, assign, dispose of or transfer, directly or indirectly, the shares issued by the Company acquired with its variable remuneration.
The Board of Directors may also impose restrictions on the transfer of Restricted Shares/Performance Shares and may also reserve for the Company repurchase options and/or preemptive rights in case of sale by the beneficiary of these same restricted shares.

(j) criteria and events that, when verified, will cause the suspension, alteration or extinction of the plan

The Board of Directors may determine the suspension of the right to exercise shares, whenever situations occur that, under the terms of the law or regulations in force, restrict or prevent the trading of shares by the beneficiaries.

Any significant legal change regarding the laws and regulations of corporations, publicly held companies, labor legislation and/or the tax effects of a share grant plan may lead to a full review of the Restricted Stock Grant Plan.

The Restricted Shares/Performance Shares Grant Plan may be terminated at any time by decision of the Company's general meeting.

(k) effects of the departure of the administrator from the issuer's bodies on his rights provided for in the stock remuneration plan

Except as otherwise defined by the Board of Directors and established in the respective Grant Agreements, in the event of dismissal of the beneficiary, the restricted shares not fully acquired will automatically be extinguished, by operation of law, regardless of prior notice or notification, and without the right to any compensation.

8.5. Share-Based Compensation (Stock Options)

Fiscal Year: 12/31/2025

	Board of Directors	Statutory Board of Directors	Fiscal Council	Total
Total number of members	9,00	8,00	3,00	**20,00**
No. of paid members	0	0	0	**0**
Potential dilution in case of exercise of all open options	0	0	0	**0**
Clarification	There is no provision for the granting of shares in the fiscal year to be ended in 31/12/2025	There is no provision for the granting of shares in the fiscal year to be ended in 31/12/2025	There is no provision for the granting of shares in the fiscal year to be ended in 31/12/2025	-
WEIGHTED AVERAGE STRIKE PRICE OF EACH OF THE FOLLOWING OPTION GROUPS				
Open at the beginning of the fiscal year	0	0	0	**0**
Lost and expired during the fiscal year	0	0	0	**0**
Exercised during the fiscal year	0	0	0	**0**

Fiscal Year: 12/31/2024

	Board of Directors	Statutory Board of Directors	Fiscal Council	Total
Total number of members	9,25*	8,00	3,00	**20,25**
No. of paid members	0,00	0,00	0,00	**0,00**
Potential dilution in case of exercise of all open options	0	0	0	**0**
Clarification	In the aforementioned fiscal year, there was no grant of stock options	In the aforementioned fiscal year, there was no grant of stock options	In the aforementioned fiscal year, there was no grant of stock options	-
WEIGHTED AVERAGE STRIKE PRICE OF EACH OF THE FOLLOWING OPTION GROUPS				
Open at the beginning of the fiscal year	0,00	0,00	0,00	0,00
Lost and expired during the fiscal year	0,00	0,00	0,00	0,00
Exercised during the fiscal year	0,00	0,00	0,00	0,00

** - According to the Annual Circular Letter 2024 CVM/SEP, the total number of members of each body corresponds to the annual average of the number of members of each body calculated monthly, with two decimal places.*

Fiscal Year: 12/31/2023

	Board of Directors	Statutory Board of Directors	Fiscal Council	Total
Total number of members	10,00	8,00	3,00	**21,00**
No. of paid members	0,00	0,00	0,00	**0,00**
Potential dilution in case of exercise of all open options	0	0	0	**0,00**
Clarification	In the aforementioned fiscal year, there was no grant of stock options.	In the aforementioned fiscal year, there was no grant of stock options.	In the aforementioned fiscal year, there was no grant of stock options.	----
WEIGHTED AVERAGE STRIKE PRICE OF EACH OF THE FOLLOWING OPTION GROUPS				
Open at the beginning of the fiscal year	0,00	0,00	0,00	**0,00**
Lost and expired during the fiscal year	0,00	0,00	0,00	**0,00**
Exercised during the fiscal year	0,00	0,00	0,00	**0,00**

Fiscal Year: 12/31/2022

	Board of Directors	Statutory Board of Directors	Fiscal Council	Total
Total number of members	10,00	8,00	3,00	**21,00**
No. of paid members	0,00	0,00	0,00	**0,00**
Potential dilution in case of exercise of all open options	0	0	0	**0,00**
Clarification	In the aforementioned fiscal year, there was no grant of stock options.	In the aforementioned fiscal year, there was no grant of stock options.	In the aforementioned fiscal year, there was no grant of stock options.	----
WEIGHTED AVERAGE STRIKE PRICE OF EACH OF THE FOLLOWING OPTION GROUPS				

Open at the beginning of the fiscal year	0,00	0,00	0,00	**0,00**
Lost and expired during the fiscal year	0,00	0,00	0,00	**0,00**
Exercised during the fiscal year	0,00	0,00	0,00	**0,00**

8.6 - Grant of stock options

In the last three fiscal years and in the current fiscal year, there was no grant of stock options and there is no forecast for the granting of stock options for the current year.

8.7 - Open option

As of December 31, 2024, there were no open stock options held by the board of directors and statutory management.

8.8 - Options exercised and shares delivered

There were no options exercised, and shares delivered to the board of directors and statutory executive officers in the last three fiscal years.

8.9 - Share-based remuneration, to be delivered to beneficiaries

Current fiscal year, to be ended on 12/31/2025		
	Board of Directors	Statutory Board of Directors
Total number of members	9,00	8,00
No. of paid members	0,00	8,00
Potential dilution in case of granting of all shares to beneficiaries	N/A	N/A

Fiscal Year ended on 12/31/2024		
	Board of Directors	Statutory Board of Directors
Total number of members	9,25*	8,00
No. of paid members	0,00	8,00
Potential dilution in case of granting of all shares to beneficiaries	N/A	N/A

** - According to the Annual Circular Letter 2024 CVM/SEP, the total number of members of each body corresponds to the annual average of the number of members of each body calculated monthly, with two decimal places.*

Fiscal Year ended on 12/31/2023		
	Board of Directors	Statutory Board of Directors
Total number of members	10,00	8,00
No. of paid members	0,00	8,00
Potential dilution in case of granting of all shares to beneficiaries	N/A	N/A

Fiscal Year ended on 12/31/2022		
	Board of Directors	Statutory Board of Directors
Total number of members	10,00	8,00
No. of paid members	1,00	8,00
Potential dilution in case of granting of all shares to beneficiaries	N/A	N/A

There will be no potential dilution in the event of the granting of all shares to the beneficiaries, as any grants will be made through the delivery of shares held in treasury, as provided for in the Company's Restricted Stock Plan.

8.10 - Grant of shares

Current fiscal year, to be ended on 12/31/2025		
	Board of Directors	Statutory Board of Directors
Total number of members	9,25**	8,00
No. of paid members	0,00	8,00
Grant date	N/A	01/04/2025
Number of shares granted	N/A	722.034
Maximum deadline for delivery of shares	N/A	01/04/2028
Period of restriction on the transfer of shares	N/A	N/A
Fair value of shares on grant date	N/A	25,36
Multiplication of the number of shares granted by the fair value of the shares on the date of grant	N/A	18.310.775

*Considered share price at the close of 12/30/2024.

** According to the Annual Circular Letter 2024 CVM/SEP, the total number of members of each body corresponds to the annual average of the number of members of each body calculated monthly, with two decimal places.

Fiscal Year ended on 12/31/2024		
	Board of Directors	Statutory Board of Directors
Total number of members	9,25*	8,00
No. of paid members	0,00	8,00
Grant date	N/A	01/04/2024
Number of shares granted	N/A	1.044.281
Maximum deadline for delivery of shares	N/A	01/04/2027
Period of restriction on the transfer of shares	N/A	N/A
Fair value of shares on grant date	N/A	16,35
Multiplication of the number of shares granted by the fair value of the shares on the date of grant	N/A	17.073.994

*- According to the Annual Circular Letter 2024 CVM/SEP, the total number of members of each body corresponds to the annual average of the number of members of each body calculated monthly, with two decimal places.

Fiscal Year ended on 12/31/2023		
	Board of Directors	Statutory Board of Directors
Total number of members	10,00	8,00
No. of paid members	0,00	8,00
Grant date	N/A	01/06/2023
Number of shares granted	N/A	2.155.759
Maximum deadline for delivery of shares	N/A	01/06/2026
Period of restriction on the transfer of shares	N/A	N/A
Fair value of shares on grant date	N/A	7,38
Multiplication of the number of shares granted by the fair value of the shares on the date of grant	N/A	15.909.501

Fiscal Year ended on 12/31/2022		
	Board of Directors	Statutory Board of Directors
Total number of members	10,00	8,00
No. of paid members	1,00	8,00
Grant date		01/07/2022
Number of shares granted	N/A	1.306.046
Maximum deadline for delivery of shares	N/A	01/07/2025
Period of restriction on the transfer of shares	N/A	N/A
Fair value of shares on grant date	N/A	14,11
Multiplication of the number of shares granted by the fair value of the shares on the date of grant	N/A	18.428.309

8.11 - Actions Delivered

Fiscal Year: 12/31/2024

	Board of Directors	Statutory Board of Directors	Fiscal Council
Total number of members	9,25*	8,00	3,00
No. of paid members	0,00	8,00	0,00
No. of shares	0,00	1.133.945	0,00
Weighted average acquisition price	0,00	10,26	0,00
Weighted average market price of the shares acquired	0,00	19,64	0,00
Multiply the total shares acquired by the difference between the weighted average purchase price and the weighted average market price of the acquired shares	0,00	(10.640.753,80)	0,00
Clarification	No shares were delivered in the social period ended on 12/31/2024.	-	No shares were delivered in the social period ended on 12/31/2024.

** - According to the Annual Circular Letter 2024 CVM/SEP, the total number of members of each body corresponds to the annual average of the number of members of each body calculated monthly, with two decimal places.*

Fiscal Year: 12/31/2023

	Board of Directors	Statutory Board of Directors	Fiscal Council
Total number of members	10,00	8,00	3,00
No. of paid members	0,00	8,00	0,00
No. of shares	0	220.473	0
Weighted average acquisition price	0,00	19,36	0,00
Weighted average market price of the shares acquired	0,00	8,83	0,00
Multiply the total shares acquired by the difference between the weighted average purchase price and the weighted average market price of the acquired shares	0,00	2.321.580,69	0,00
Clarification	No shares were delivered in the social period ended on 12/31/2023.		No shares were delivered in the fiscal period ended on 12/31/2023

Fiscal Year: 12/31/2022

	Board of Directors	Statutory Board of Directors	Fiscal Council
Total number of members	10,00	8,00	3,00
No. of paid members	1,00	8,00	3,00
No. of shares	33.497	523.124	0
Weighted average acquisition price	30,61	26,20	0,00
Weighted average market price of the shares acquired	15,34	14,99	0,00
Multiply the total shares acquired by the difference between the weighted average purchase price and the weighted average market price of the acquired shares	511.499,19	5.864.220,04	0,00
Clarification	-	-	-

8.12 - Stock/options pricing

(a) Pricing model

Stock Option Plans: The Black-Scholes-Merton *model is used for pricing.*

Restricted Stock Plans with grants prior to October 2018: For pricing, the average value of the closing price of the trading session on the date of grant of the shares is used.

Restricted Stock Plans granted after October 2018, inclusive: For pricing, the average value of the closing price of the 20 trading sessions prior to the date of grant of the shares is used.

(b) Data and assumptions used in the pricing model, including the weighted average share price, strike price, expected volatility, option lifetime, expected dividends, and the risk-free interest rate

Stock Option Plans

Considering that the amounts related to the grant cycle consider the grants made up to the date of preparation of this Management Proposal, the following assumptions were used for the pricing of the options targeted by the Company's Stock Option Plans:

- Share price: using the closing price of the trading session prior to the grant date (B3 - ticker BRFS3);
- Exercise price: result of the average closing price of the trading session (B3 – ticker BRFS3) of the last 20 trading sessions prior to the date of granting of the options, corrected by the IPCA;
- Option life term: The options granted under the terms of the Stock Option Plans may be exercised by the participants, subject to the minimum grace periods set forth below.

1) Stock Option Plan in force, approved at the Ordinary General Meeting held on April 8, 2015 and modified at the General Meeting held at the Ordinary General Meeting held on April 27, 2020: (a) up to 1/4 of the total options may be exercised one year after the execution of the grant agreement; (b) up to 2/4 of the total options may be exercised two years after the signing of the grant agreement; (c) up to 3/4 of the total options may be exercised three years after the signing of the grant agreement; (d) all options may be exercised four years after the signing of the grant agreement; and (e) the maximum period six years after the grant for the exercise of the options;

2) Performance *Stock Options* discontinued on March 31, 2015: the options will become exercisable after a grace period of at least 18 months and at most 24 months from the date of the grant, as may be defined by the Company's Board of Directors;

- Risk-Free Rate: the risk-free rate is considered the NTN-B (National Treasury Note) available on the pricing date and with a maturity equivalent to the life of the option;
- Dividend rate: is considered the Company's dividend payment history in the last two years; and
- Volatility of the Company's nominal shares: The Company uses the weighted volatility of the history of the nominal shares issued by the Company to establish the volatility rate.

Restricted Action Plans

Not applicable to models or calculation assumptions, since, unlike stock options, the number of shares is fixed based on the definition of the compensation amount. After this definition, the value is converted into the number of shares, considering their market value.

(c) method used and assumptions assumed to incorporate the expected effects of early exercise

Stock Option Plans:

According to the pricing methodology of the target options (*Black-Scholes-Merton*) and the characteristics of the Company's Stock Option Plans, assumptions are not used to incorporate the effects of early exercise.

Restricted Action Plans:

Not applicable.

(d) How to determine expected volatility Stock Option Plans:
The Company uses the historical volatility of the nominal shares issued by it to establish the volatility rate.

Restricted Action Plans:

Not applicable.

(e) whether any other characteristics of the option have been incorporated into the measurement of its fair value

Stock Option Plans:

Not applicable.

Restricted Action Plans

Not applicable.

8.13 - Holdings held by agency

Interests in shares, quotas and other securities convertible into shares or quotas, issued in Brazil or abroad by the Company, its direct or indirect controllers, companies controlled or under common control, held by managers and members of the fiscal council, directly or indirectly, grouped by body, on the closing date of the last fiscal year are indicated below:

Society	Securities	Board of Directors	Board of directors	Fiscal Council	Total
BRF S.A.	Common Shares Issued by the Company	4.300	325.099	29.400	358.799
BRF S.A.	ADRs backed by Common Shares issued by the Company	-	-	-	-
Marfrig Global Foods Sa.	Common Shares Issued by the Company	618.281.980	279.588	922.927	619.494.495

8.14 - Pension plans

	Council of Directors Administration		Statutory Board of	
Total number of members	9,00	1,00	5,00	0,00
No. of paid members	0,00	0,00	0,00	0,00
Plan Name	N/A	Benefit Plan II (closed to new adhesions)	Benefit Plan III (open to new adhesions)	FAF Benefit Plan (closed to new adhesions)
Number of managers who meet the conditions to retire	N/A	0,00	0,00	0,00
Conditions for early retirement	N/A	55 years of age; 3 years of credited service (participation in the plan); Termination of employment relationship with Sponsor	55 years of age; 3 years of credited service (participation in the plan); Termination of employment relationship with Sponsor	Have fulfilled the 10-year period of contribution to the plan; Be in receipt of retirement benefit for contribution time granted by the Official Pension System; Termination of employment relationship with Patroness
Value up-to-date Of contributions accrued in the pension plan until the closure of the last fiscal year, minus the portion On the Contributions Made bluntly By Administrators	N/A	R$1,151,321.24	R$2,987,677.67	N/A
Total cumulative value of the Contributions Carried out during the last financial year social, minus the portion on contributions made bluntly By Administrators	N/A	R$115,845.50	R$619,246.69	0
Possibility and conditions for early redemption	N/A	There is no provision for early redemption , except at the end of the bond Employment	There is no provision for early redemption , except at the end of the bond Employment	There is no provision for early redemption , except at the end of the bond Employment

[1] It fulfills the conditions, however, it is necessary that the employment relationship ends.
[2] Total amount of sponsor contributions (since joining the Plan) plus profitability.

8.15 - Minimum, average and maximum remuneration

Annual Values

	Statutory Board of Directors			Board of Directors			Fiscal Council		
	31/12/2024	31/12/2023	31/12/2022	31/12/2024	31/12/2023	31/12/2022	31/12/2024	31/12/2023	31/12/2022
No. of members	8,00	8,00	8,00	9,25*	10,00	10,00	3,00	3	3,00
No. of paid members	8,00	8,00	8,00	9,25*	10,00	10,00	3,00	3	3,00
Value of the highest remunerationReal	25.691.025,00	13.294.164,72	8.665.000,00	3.534.000	780.000,00	2.849.000,00	226.500,00	216.000,00	213.000,00
Value of the lowest remunerationReal	7.488.815,00	4.345.070,96	2.536.000,00	843.000	780.000,00	585.000,00	226.500,00	186.000,00	140.000,00
Average value of Real remuneration	11.003.047,38	6.265.900,43	3.568.000,00	926.750	780.000,00	585.000,00	138.100,00	196.000,00	164.000,00

** - According to the Annual Circular Letter 2024 CVM/SEP, the total number of members of each body corresponds to the annual average of the number of members of each body calculated monthly, with two decimal places.*

Comments and clarifications

	Statutory Board of Directors	
	Observation	Clarification
31/12/2022	For the average amount of remuneration and for the lowest individual remuneration, members who have held the position for less than 12 months were excluded. For the highest individual remuneration, the working time was 9 months.	-

	Board of Directors	
	Observation	Clarification
31/12/2024	For the lowest individual remuneration, members who have held the position for less than 12 months were excluded.	
31/12/2022	For the average value of remuneration and for the lowest individual remuneration, the period from April to December was considered and only the members elected in 2022. For the highest individual remuneration, the working time was 4 months.	-

	Fiscal Council	
	Observation	Clarification
31/12/2024	For the lowest individual remuneration, members who have held the position for less than 12 months were excluded.	
31/12/2022	For the average value of remuneration and for the lowest individual remuneration, the period from April to December was considered and only the members elected in 2022.	-

8.16 - Compensation/indemnity mechanisms

The Company has entered into certain contractual agreements with certain officers, which provide for the payment of indemnity to the manager as a form of compensation for the prohibition of the practice of acts considered to be in competition with the Company. This mechanism aims to reduce the financial impacts of the administrator due to the limitations applied in his professional field, due to the execution of the contract. If the indemnity becomes due, there will be no material financial impacts for the Company.

8.17 - Percentage of related parties in compensation

Organ	Fiscal year ended on 12/31/2022	Fiscal year ended on 12/31/2023	Fiscal year ended on 12/31/2024	Forecast for the current fiscal year, to be ended on 12/31/2025
Board of from Directors	16,00%	30,00%	58,59%	64,67%
Statutory Board of Directors	-	-	-	-
Fiscal Council	-	-	23,90%	32,52%

8.18 - Remuneration - Other functions

In the fiscal year ended December 31, 2024, a member of the Board of Directors held an executive position in one of the companies controlled by the Company, receiving a total of R$492 thousand in compensation and benefits.

8.19 - Recognized remuneration of the controlling shareholder/subsidiary

In the last three fiscal years, there was no management compensation received as a result of the exercise of the position at BRF, as well as there is no forecast for the current fiscal year, which have been recognized in the income of direct or indirect controllers of companies under common control and subsidiaries of BRF.

On the other hand, the compensation of managers not related to the exercise of a position at BRF recognized in the income of direct or indirect controllers of companies under common control and subsidiaries of BRF is shown in the table below:

Expected fiscal year: 12.31.2025				
	Board of Directors	Statutory Board of Directors	Fiscal Council	Total
Direct and indirect controllers	7.057.200,39	0,00	261.494,76	7.318.695,14
Issuer's subsidiaries	0,00	0,00	0,00	0,00
Society under common control	0,00	0,00	0,00	0,00

Fiscal year: 31.12.2024				
	Board of Directors	Statutory Board of Directors	Fiscal Council	Total
Direct and indirect controllers	6.732.042,72	0,00	249.446,49	6.981.489,21
Issuer's subsidiaries	0,00	0,00	0,00	0,00
Society under common control	0,00	0,00	0,00	0,00

8.20 - Other relevant information

There is no other information that the Company deems relevant with respect to this Section 8 of the Reference Form.

BRF S.A.

Exhibit IV – Information on candidates for the positions of members of the Fiscal Council (Items 7.3 to 7.6 of the reference form, according to CVM Resolution No. 80/2022)

7.3. Composition and professional experience of the Supervisory Board

Name	Date of birth	Management body	Election date	Term of office
CPF	**Profession**	**Elected office held**	**Inauguration date**	**He was elected by the comptroller**
Other positions and functions held at the issuer	**Date of start of the first term, in case of consecutive terms**	**Independent Member**		
Antonio Mathias Nogueira Moreira	06/05/1978	Belongs only to the Fiscal Council	28/03/2024	Until ASM 2026
906.527.465-00	Financial manager	C.F. (Alternate)	28/03/2024	Yes
No	28/03/2024	N/A		

Name	Date of birth	Management body	Election date	Term of office
CPF	**Profession**	**Elected office held**	**Inauguration date**	**He was elected by the comptroller**
Other positions and functions held at the issuer	**Date of start of the first term, in case of consecutive terms**	**Independent Member**		
Ricardo Florence dos Santos	26/02/1955	Belongs only to the Fiscal Council	28/03/2024	Until ASM 2026
812.578.998-72	Chemical Engineer and Administrator	C.F. (effective)	28/03/2024	Yes
No	28/03/2024	N/A		

Name	Date of birth	Management body	Election date	Term of office
CPF	**Profession**	**Elected office held**	**Inauguration date**	**He was elected by the comptroller**
Other positions and functions held at the issuer	**Date of start of the first term, in case of consecutive terms**	**Independent Member**		
Alexandre Eduardo de Melo	24/12/1976	Fiscal Council	28/03/2024	Until ASM 2026
261.179.768-44	Accountant	C.F. (Effective)	28/03/2024	Yes
No	28/03/2024	N/A		

Name	Date of birth	Management body	Election date	Term of office
CPF	Profession	Elected office held	Inauguration date	He was elected by the comptroller
Other positions and functions held at the issuer	Date of start of the first term, in case of consecutive terms	Independent Member		
Attilio Guaspari	20/10/1946	Belongs only to the Fiscal Council	28/03/2024	Until ASM 2026
610.204.868-72	Civil Engineer	C.F. (Alternate)	28/03/2024	No
No	29/04/2005	N/A		

Name	Date of birth	Management body	Election date	Term of office
CPF	Profession	Elected office held	Inauguration date	He was elected by the comptroller
Other positions and functions held at the issuer	Date of start of the first term, in case of consecutive terms	Independent Member		
Marco Antônio Peixoto Simões Velozo	04/11/1967	Belongs only to the Fiscal Council	28/03/2024	Until ASM 2026
942.753.277-72	Auditor	C.F. (Effective)	28/03/2024	No
No	28/03/2022	N/A		

Name	Date of birth	Management body	Election date	Term of office
CPF	Profession	Elected office held	Inauguration date	He was elected by the comptroller
Other positions and functions held at the issuer	Date of start of the first term, in case of consecutive terms	Independent Member		
José Luiz de Souza Gurgel	12/05/1966	Belongs only to the Fiscal Council	28/03/2024	Until ASM 2026
918.587.207-53	Economist and Accountant	C.F. (Alternate)	28/03/2024	Yes
No	28/03/2024	N/A		

Antonio Mathias Nogueira Moreira – 906.527.465-00

Mr. Antonio holds a degree in Financial Management from the Catholic University of Brasília – UCB, a postgraduate degree in People Management from Faculdade Anísio Teixeira – FAT, and a *Master in Business Administration* in Governance, Risk Management and Compliance from the Center for the Study of Law and Business – CEDIN. He serves as Chairman of the Board of Directors of VALEC Engenharia, Construções e Ferrovias S.A. (INFRA S.A.) by appointment of the Ministry of Transport and is a Member of the Strategic Business Committee of ELO Serviços S.A. by appointment of CAIXA Cartões Holding S.A. and is Executive Director of Governance, Integrity and Risks at Caixa Cartões Holding S.A.

Ricardo Florence dos Santos – 812.578.998-72 Mr. Ricardo Florence dos Santos. Mr. Ricardo Florence dos Santos, 69, has served as a member of Marfrig's Fiscal Council since 2020, of the Advisory Boards of ATMO and BENCORP and as a member of the Statutory Audit Committee of MOVIDA Rent a Car and CPFL Energia. He served as an independent member of the Board of Directors of Movida Rent a Car S.A. between 2016 and 2023, as Vice President of Finance (CFO) of Marfrig Global Foods S.A. between 2013 and 2016, as Statutory Investor Relations Officer between 2007 and 2014 and as a member of the Fiscal Councils of CPFL Energia and its subsidiary CEEE-T between 2017 and 2022. Chemical engineer graduated from the Polytechnic School of USP and in Business Administration from Mackenzie University, he has an MBA in Strategy and Finance from IBMEC-SP. He previously worked at Grupo Pão de Açúcar for 16 years (1984-2000) in various positions such as Director of Strategic Planning, Financial and Statutory Director of Investor Relations. He was also responsible for the IR areas of UOL Inc. (Folha de São Paulo Group – 2000/2001) and Brasil Telecom (2005-2007). He has worked in several processes of IPOs, mergers, acquisitions and asset sales in the companies in which he worked. He was a member of the Boards of Directors of Grupo Pão de Açúcar (1995-1999), UOL – Grupo Folha (2001) and IBRI – Brazilian Institute of Investor Relations (1998-2001 and 2014-2019), where he was also executive president from 2010 to 2013 and of the Advisory Boards of Dentalcorp S.A. (2002 to 2006) and Granol (2020 to 2023).
Alexandre Eduardo de Melo - 261.179.768-44 Mr. Alexandre Eduardo De Melo, accountant, graduated from the University of São Paulo - USP and affiliated to the Regional Accounting Council of São Paulo, Brazil. Postgraduate degree in Tax Law from Universidade São Judas in São Paulo, Brazil. He works as a financial, accounting and tax consultant, providing services in Brazil, the United States and the European Union. He was Chief Financial Officer of Agropecuária Jacarezinho between 2016 and 2019 and Chief Controllership Officer of Marfrig Global Foods S.A. from 2005 to 2013, with more than 20 years of experience in controllership, finance and accounting. Strong experience in financial structures such as bond, senior notes, *Initial Public Offering - IPO, Follow On*, livestock and agricultural costing. Strong experience in supporting financial reports for the Brazilian Securities and Exchange Commission (CVM) in Brazil. He has worked in IPO processes, mergers, acquisitions and asset sales in the companies he worked for. He was Auditor and Senior Tax Consultant at BDO Auditores e Consultores Independentes between 2000 and 2004. Extensive experience in supporting independent auditors, with experience in analysis of financial statements and solid knowledge in accounting closing and consolidation of financial reports in accordance with the International Financial Reporting Standards - IFRS.
Attilio Guaspari – 610.204.868-72 Mr. Attilio holds a degree in Engineering from the Polytechnic School of the University of São Paulo - USP and a master's degree in Administration Sciences from UFRJ. He was a member of the Audit Committee of the National Development Bank - BNDES and Chairman of the Fiscal Council and of the Audit Committee of Perdigão and BRF, with the designation of financial specialist of the audit committee. He has extensive experience in the position of Internal Audit Officer, as Chief Financial Officer and member of boards of directors. Mr. Attilio has not suffered, in the last five years, any conviction (i) criminal, (ii) in CVM administrative proceeding 108 or (iii) final and unappealable, in the judicial or administrative sphere, which has suspended or disqualified him from practicing any professional or commercial activity. Mr. Attilio declared that he is not a Politically Exposed Person, pursuant to the provisions of CVM Resolution 50/21, as amended, as he does not fit into any of the situations that characterize the Politically Exposed Person. In the last five years, Mr. Atilio has not suffered any conviction (i) criminal, (ii) in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance or (iii) final and unappealable, in the judicial or administrative sphere, which has suspended or disqualified him from practicing any professional or commercial activity.
Marco Antônio Peixoto Simões Velozo – 942.753.277-72 Mr. Marco Antônio Peixoto Simões Velozo holds a degree in economics and accounting from Faculdades Integradas Cândido Mendes, and an MBA in corporate finance from IBMEC. He has extensive experience as a technical assistant in judicial disputes and arbitrations (as a technical assistant or as an expert at the Arbitral Tribunal, at CBMA and at the FGV Chamber of Conciliation and Arbitration) and has been an independent auditor of companies since 1989. Mr. Marco Antônio is a founding partner of Vértice Auditoria, where he is responsible for the technical area and audit methodology. In the last five years, Mr. Marco Antônio has not suffered any conviction (i) criminal, (ii) in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance or (iii) final and unappealable, in the judicial or administrative sphere, which has suspended or disqualified him from practicing any professional or commercial activity.
José Luiz de Souza Gurgel - 918.587.207-53 Mr. José Luiz de Souza Gurgel holds a degree in Economics from UERJ; and in Accounting Sciences from Faculdade da Cidade, he has a postgraduate degree in business management from Cândido Mendes and a master's degree in

accounting sciences (2018) from FUCAPE-RJ. He is currently a member of the Fiscal Council of Marfrig Global Foods S.A., a position he has held since 2022. Since 2022, he has chaired the Statutory Audit Committee of Indústrias Nucleares do Brasil – INB, as well as being a member of the People, Eligibility, Succession and Compensation Committee of the same company. Since 2024, he has been chairman of the Statutory Audit Committee of the Energy Research Company – EPE. In 2021 and 2022 he was a member of the Fiscal Council of the SOMA Group. With 30 years of experience as an independent auditor, between April 2011 and May 2019 he was an audit partner at KPMG in Rio de Janeiro. Between July 2001 and March 2011, he was the audit partner of BDO; integrating the Executive Committee of this organization during 2008 to 2010. Between 2004 and 2008, he was a leading partner of BDO's Rio de Janeiro office.

Type of Conviction	Description of Conviction
Antonio Mathias Nogueira Moreira	
N/A	N/A
Ricardo Florence dos Santos	
N/A	N/A
Alexandre Eduardo de Melo	
N/A	N/A
Attilio Guaspari	
N/A	N/A
Marco Antônio Peixoto Simões Velozo	
N/A	N/A
José Luiz de Souza Gurgel	
N/A	N/A

7.4. Composition of the Committees

Not applicable.

7.5. Family relations

Not applicable. Candidates for members of the Fiscal Council do not have any of the relationships mentioned in this Item 7.5.

7.6 - Subordination, service provision or control relationships

Mr. José Luiz de Souza Gurgel and Mr. Ricardo Florence dos Santos are members of the Fiscal Council of Marfrig Global Foods S.A.